United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 28 June 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â

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COCA-COLA EUROPACIFIC PARTNERS

Results for the six months ended 28 June 2024

Solid first half, reaffirming FY24 guidance

H1 2024 Total CCEP Key Financial Metrics[1]	As Reported		Comparable [1]	Change vs H1 2023			Adjusted Comparable[4]	Change vs H1 2023
				As Reported	Comparable [1]	Comparable FXN[1]		Adjusted Comparable[4]	Adjusted Comparable FXN[4]
Volume (M UC)[2]	1,856		1,856	13.8%	13.8%		1,957	0.6%
Revenue per UC[2] (€)			5.32			(3.3)%	5.19		2.9%
Revenue (€M)	9,828		9,828	9.5%	9.5%	10.0%	10,096	2.9%	3.5%
Operating profit (€M)	1,142		1,296	(2.4)%	11.2%	11.6%	1,306	8.7%	9.0%
Diluted EPS (€)	1.73		1.97	(6.9)%	6.7%	7.0%
Comparable free cash flow (€M)			539
Interim dividend per share (€)		0.74

DAMIAN GAMMELL, CHIEF EXECUTIVE OFFICER, SAID:
"We are really pleased to have delivered a solid first half performance reflecting great brands and great execution. I would like to thank our great people, alongside our customers and brand partners. We delivered solid top and bottom-line growth, and impressive free cash flow. The great performance of APS, led by the Philippines, offset softer volumes in Europe driven by adverse weather. This demonstrates how our geographic diversification makes us a stronger and more robust business. We continue to grow share ahead of the market and to create value for our customers. Our focus on revenue growth management, headline price and promotion strategy across a broad pack offering also drove solid gains in revenue per unit case.

“Looking ahead, we are well placed operating in categories that remain resilient. We continue to invest for growth and have strong commercial plans in place for the rest of this year and beyond to engage customers and consumers. We remain focused on driving profitable revenue growth, actively managing our pricing and promotional spend to remain affordable and relevant to our consumers, alongside our focus on productivity and free cash flow. In that context, we reaffirm our full year guidance for 2024.

 “We are confident that we have the right strategy, done sustainably, to deliver on our mid-term growth objectives. Combined with our first half interim dividend, this demonstrates the strength of our business, and our ability to deliver continued shareholder value.”

___________________________
Note: All footnotes included alongside the ‘About CCEP’ section

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H1 Financial Summary

H1 2024 Metric[1]	As Reported		Comparable[1]	Change vs H1 2023			Adjusted Comparable[4]	Change vs H1 2023
				As Reported	Comparable [1]	Comparable FXN[1]		Adjusted Comparable[4]	Adjusted Comparable FXN[4]
Total CCEP
Volume (M UC)[2]	1,856		1,856	13.8%	13.8%		1,957	0.6%
Revenue (€M)	9,828		9,828	9.5%	9.5%	10.0%	10,096	2.9%	3.5%
Cost of sales (€M)	6,332		6,320	11.0%	10.9%	11.4%	6,534	2.5%	3.1%
Operating profit (€M)	1,142		1,296	(2.4)%	11.2%	11.6%	1,306	8.7%	9.0%
Profit after taxes (€M)	811		924	(5.0)%	9.1%	9.4%
Diluted EPS (€)	1.73		1.97	(6.9)%	6.7%	7.0%
Revenue per UC[2] (€)			5.32			(3.3)%	5.19		2.9%
Cost of sales per UC[2] (€)			3.42			(2.1)%	3.36		2.5%
Comparable free cash flow (€M)			539

Interim dividend per share* (€)		0.74

Europe
Volume (M UC)[2]	1,270		1,270	(2.8)%	(2.8)%		1,270	(2.8)%
Revenue (€M)	7,279		7,279	2.4%	2.4%	2.0%	7,279	2.4%	2.0%
Operating profit (€M)	882		979	(0.6)%	6.0%	5.2%	979	6.0%	5.2%
Revenue per UC[2] (€)			5.71			4.9%	5.71		4.9%

APS (Australia, Pacific & Southeast Asia)
Volume (M UC)[2]	586		586	80.9%	80.9%		687	7.5%
Revenue (€M)	2,549		2,549	36.2%	36.2%	40.6%	2,817	4.0%	7.4%
Operating profit (€M)	260		317	(8.1)%	31.5%	36.1%	327	17.6%	21.6%
Revenue per UC[2] (€)			4.49			(22.3)%	4.24		0.0%
*First half interim dividend per share of €0.74 (declared at Q1 & paid in May), calculated as 40% of the FY23 dividend

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H1 & Q2 Revenue Highlights[1],[4]
H1 Revenue: Reported +9.5%; Adjusted Comparable +3.5%[3],[4]
•Continue to create value for our customers
•NARTD YTD value share gains[5] across measured channels both in-store (+30bps) & online (+10bps)
•Adjusted comparable volume +0.6%[4],[6]
By geography:
◦Europe -2.8% reflecting great in-market execution offset by adverse weather, strategic de-listings & cycling solid comparables (H1’23 comparable volume +2.5%)
◦APS +7.5% reflecting strong in-market execution:
▪Australia/Pacific (AP): continued solid underlying momentum (excl. strategic bulk water de-listings in Q2 last year)
▪Southeast Asia (SEA): double-digit growth driven by solid demand in the Philippines

By channel: Away from Home (AFH) +1.9%, Home -0.6%
◦Europe: AFH -4.4% cycling strong comparables (H1’23 comparable volume +4.0%), Home -1.9%
◦APS: AFH +8.9%, Home +5.2%
▪Transactions in line with volumes in Europe & ahead in APS
▪Adjusted comparable revenue per unit case +2.9%[2],[3],[4] reflecting positive headline pricing, promotional optimisation & brand mix, partly offset by geographic mix
◦Europe: +4.9% reflecting H1’24 headline price increases & H2‘23 headline pricing in GB & Germany
◦APS: 0.0% reflecting headline price increases & promotional optimisation in Australia, offset by geographic mix driven by strong growth in the Philippines (being at a lower revenue per unit case)

Q2 Revenue: Reported +11.2%; Adjusted Comparable +1.8%[3],[4]
•Adjusted comparable volume -0.7%[4],[6]
By geography:
◦Europe -4.0% reflecting solid in-market execution offset by adverse weather & strategic de-listings
◦APS +6.9% reflecting strong in-market execution:
▪AP: continued solid underlying momentum
▪SEA: double-digit growth driven by solid demand in the Philippines

By channel: AFH +1.2%, Home -2.3%
◦Europe: AFH -4.2%, Home -3.8%
◦APS: AFH +7.7%, Home +5.7%

▪Adjusted comparable revenue per unit case +2.5%[2],[3],[4] reflecting positive headline pricing, promotional optimisation & brand mix, partly offset by geographic mix
◦Europe: +4.4% reflecting H1’24 headline price increases & H2‘23 headline pricing in GB & Germany
◦APS: -0.4% reflecting headline price increases & promotional optimisation, offset by geographic mix driven by strong growth in the Philippines

H1 Operating Profit & Other Highlights & FY24 Guidance[1]
H1 Operating profit: Reported -2.4%; Adjusted Comparable +9.0%[3],[4]
•Adjusted comparable cost of sales per unit case +2.5%[2],[3],[4] reflecting increased revenue per unit case driving higher concentrate costs, inflation in manufacturing & tax increase driven by Netherlands, partially offset by the mix effect from the strong growth in the Philippines
•Adjusted comparable operating profit of €1,306m, +9.0%[3],[4] reflecting top-line growth, our efficiency programmes & continuous efforts on discretionary spend optimisation. Reported operating profit of €1,142m, -2.4% reflecting higher business transformation costs in H1’24
•Comparable diluted EPS of €1.97, +7.0%[3] (reported €1.73, -6.9%)

Other
•Comparable free cash flow: generated solid comparable free cash flow of €539m reflecting solid performance (net cash flows from operating activities of €1,122m), supporting our return to our target leverage range of Net debt: Comparable EBITDA of 2.5x-3x by the end of FY24 (3.0x at the end of 2023)
•Sustainability highlights:
◦Invested in Airhive energy-efficient direct air capture technology
◦Investing €40m in a new production line for refillable glass bottles in Germany

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Reaffirming FY24 guidance[1],[4]
The outlook for FY24 reflects our current assessment of market conditions. Unless stated otherwise, guidance is on an adjusted comparable[4] & FX-neutral basis. Guidance is therefore provided on the basis that the acquisition of CCBPI occurred on 1 Jan 2023.

•Revenue: comparable growth of ~4%*
◦More balanced between volumes & price/mix than FY23
◦Two extra selling days in Q4

▪Cost of sales per UC: comparable growth of ~3% (previously 3-4%)
◦Expect broadly flat commodity inflation (previously low single-digit growth)
◦FY24 hedge coverage at ~90% (previously 85%)
◦Taxes increase driven by Netherlands
◦Concentrate directly linked to revenue per UC through incidence pricing

▪Operating profit: comparable growth of ~7%*
▪Finance costs: weighted average cost of net debt of ~2%
▪Comparable effective tax rate: ~25%
▪Comparable free cash flow: ~€1.7bn*
▪Capital expenditure: ~5% of revenue excluding leases
▪Dividend payout ratio: ~50%[7] based on comparable EPS

*in line with our mid-term strategic objectives

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SECOND QUARTER & FIRST HALF REVENUE PERFORMANCE BY GEOGRAPHY[1]
All values are unaudited and all references to volumes are on a comparable basis for Europe and Australia / Pacific, and on an adjusted comparable basis for SEA, total APS and total CCEP. All changes are versus prior year equivalent period unless stated otherwise.

	Second Quarter			First Half
			Fx-Neutral			Fx-Neutral
	€ million	% change	% change	€ million	% change	% change
FBN[8]	1,383	(0.8)%	(0.8)%	2,575	1.5%	1.7%
Germany	834	4.4%	4.4%	1,540	5.6%	5.6%
Great Britain	870	(1.2)%	(3.1)%	1,594	1.5%	(0.9)%
Iberia[9]	902	1.8%	1.8%	1,570	1.9%	1.9%
Total Europe	3,989	0.7%	0.3%	7,279	2.4%	2.0%
Australia / Pacific[11]	758	2.4%	3.5%	1,612	0.2%	3.4%
Southeast Asia[4],[12]	616	6.8%	10.1%	1,205	9.5%	13.2%
Total APS[4]	1,374	4.3%	6.4%	2,817	4.0%	7.4%

Total CCEP[4]	5,363	1.6%	1.8%	10,096	2.9%	3.5%

FBN[8]
▪H1 moderate volume decline in France, Benelux & Nordics driven by adverse weather & the strategic de-listing of Capri Sun.
▪The Netherlands was also impacted by the consumption tax increase.
▪Sprite, Energy & Powerade outperformed in Q2 & H1. Double-digit H1 volume growth for Fuze Tea in France despite strong comparables.
▪H1 revenue/UC[10] growth driven by headline price increases across the markets (& earlier in France compared to last year).

Germany
•H1 volume broadly flat despite adverse weather & strong comparables in the AFH channel.
•Coca-Cola Zero Sugar & Monster continued to outperform. Double-digit volume growth for Powerade in H1.
•H1 revenue/UC[10] growth driven by headline price increase implemented in Q3 last year.
•Positive pack & brand mix also contributed to the growth e.g. Monster & Powerade.

Great Britain
•H1 moderate volume decline reflects some softness in the AFH channel, adverse weather & the de-listing of Capri Sun.
•Strong volume growth for both Coca-Cola Zero Sugar & Powerade in H1. Monster continued to outperform with high single-digit growth in H1.
•H1 revenue/UC[10] growth driven by headline price increase implemented at the end of the second quarter last year.
•Positive mix also contributed to the growth e.g. Monster & de-listing of Capri Sun.

Iberia[9]
•Slight volume decline driven by adverse weather conditions offset by solid in market execution.
•Sprite, Aquarius, Powerade, Royal Bliss & Tea volumes outperformed in H1.
•H1 revenue/UC[10] growth driven by headline price increase.
•Positive brand mix also contributed to the growth e.g. Monster & Powerade.

Australia / Pacific[11]
•H1 slight volume decline reflects strategic bulk water de-listings in Australia which started in Q2 2023. Excluding de-listings, volume would have been broadly flat in H1 supported by great activation.
•Home channel volume performed slightly ahead of the AFH channel.
•Coca-Cola Zero Sugar, Fanta & Monster performed well in H1 across all markets supported by great execution & innovation, including the launch of Monster Energy Zero Sugar & Fanta Pineapple Zero Sugar in Australia.
•H1 Revenue/UC[10] solid growth driven by headline price increases & promotional optimisation.

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Southeast Asia[12]
•Solid H1 volume driven by double-digit growth in the Philippines, reflecting strong underlying market demand, solid share gains & great execution whilst cycling soft comparables last year.
•This was partially offset by a weaker volume performance in Indonesia impacted by the geopolitical situation in the Middle East. Encouraging sparkling & transaction growth in unaffected areas.
•AFH channel volume grew ahead of the Home channel driven by the Philippines in H1.
•H1 Coke TM in double-digit growth, driven by Coca-Cola Classic & supported by encouraging performance of Coca-Cola Zero Sugar in Indonesia following its recent launch. Sprite continues to perform well.
•H1 Revenue/UC[10] growth driven by headline price increases & promotional optimisation.

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SECOND QUARTER & FIRST HALF VOLUME PERFORMANCE BY CATEGORY[1],[4],[6]
All values are unaudited and all references to volumes are on an adjusted comparable basis. All changes are versus prior year equivalent period unless stated otherwise.

	Second Quarter		First Half
	% of Total	% Change	% of Total	% Change
Coca-Cola®	59.5%	1.1%	59.0%	1.7%
Flavours & Mixers	21.5%	(2.8)%	22.1%	—%
Water, Sports, RTD Tea & Coffee[13]	12.0%	0.6%	11.7%	0.8%
Other inc. Energy	7.0%	(9.8)%	7.2%	(7.3)%
Total	100.0%	(0.7)%	100.0%	0.6%

Coca-Cola®
Q2: +1.1%; H1: +1.7%
•H1 Coca-Cola Classic +3.0% driven by continued strong demand in the Philippines, partially offset by adverse weather in Europe.
•Q2 Coca-Cola Zero Sugar +2.8% with growth in both Europe & APS driven by solid execution & innovation.
•Value share gains of Coca-Cola Original Taste +80bps[5], led by the Philippines.

Flavours & Mixers
Q2: -2.8%; H1: Flat
•Sprite H1: +5.9% driven by solid consumer demand & great execution across all key markets.
•Fanta H1 slight decline driven by adverse weather & solid comparables (H1 23: +2.0%[14]) in Europe albeit supported by flavour extensions e.g. Fanta Exotic.
•Royal Bliss continues to perform well with double-digit growth in H1 supported by the launch in Portugal.

Water, Sports, RTD Tea & Coffee[13]
Q2: +0.6%; H1: +0.8%
•H1 water slight decline driven by strategic water de-listings within Europe & Australia.
•H1 Sports +4.8% despite strong comparables (H1’23 +10.5%[14]) with growth in Powerade driven by continued consumer trends in this category, great activation & innovation (e.g. launch of Powerade Mango).
•RTD Tea & Coffee +1.6% driven by Fuze Tea in Europe.

Other inc. Energy
Q2: -9.8% (+5.1% exc. Juices)
H1: -7.3% (+4.6% exc. Juices)
•Strong growth in Energy +7.5% in both Q2 & H1 led by Monster despite strong comparables (H1‘23 +15.0%[14]), continuing to gain distribution (inc. recent category launch in the Philippines) & share through innovation e.g. Monster Green Zero, Bad Apple & Peachy Keen.
•Juices decline resulting from the strategic de-listing of Capri Sun in Europe.
•Encouraging early start for Absolut & Sprite following launch in Europe.

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Conference Call
•7 August 2024 at 12:00 BST, 13:00 CEST & 7:00 a.m. EDT; accessible via www.cocacolaep.com
•Replay & transcript will be available at www.cocacolaep.com as soon as possible

Financial Calendar
•Third quarter 2024 trading update: 5 November 2024
•Financial calendar available here: https://ir.cocacolaep.com/financial-calendar/

Contacts
Investor Relations
Sarah Willett                Awais Khan                Raj Sidhu                             sarah.willett@ccep.com            awais.khan@ccep.com            raj.sidhu@ccep.com

Media Relations
ccep@portland-communications.com

About CCEP
Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.
We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.
The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the Nasdaq 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.
For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn @ Coca-Cola Europacific Partners | LinkedIn

___________________________
1.Refer to ‘Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures’ for further details & to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable and reported to adjusted comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3.Comparable & FX-neutral
4.Non-IFRS adjusted comparable financial information as if the acquisition of Coca-Cola Beverages Philippines, Inc (CCBPI) occurred at the beginning of the period presented for illustrative purposes only. It does not intend to represent the results had the acquisition occurred at the dates indicated, or project the results for any future dates or periods. Acquisition completed on 23 February 2024. Prepared on a basis consistent with CCEP IFRS accounting policies and includes provisional acquisition accounting adjustments for the period 1 January to 23 February. Refer to ‘Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures’ for further details.
5.External data sources: Nielsen & IRI Period 6 YTD
6.No selling day shift in H1; CCEP adjusted comparable volume +0.6% in H1
7.Dividends subject to Board approval
8.Includes France, Monaco, Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
9.Includes Spain, Portugal & Andorra
10.Revenue per unit case
11.Includes Australia, New Zealand, the Pacific Islands & Papua New Guinea
12.Includes Philippines & Indonesia.
13.RTD refers to ready to drink;
14.Excludes Philippines

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, and divestitures, including the joint venture with Aboitiz Equity Ventures Inc. (AEV) and acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI), strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2023 Annual Report on Form 20-F filed with the SEC on 15 March 2024 and as updated and supplemented with the additional information set forth in the “Principal Risks and Risk Factors” section of this document;

2. risks and uncertainties relating to the global supply chain, distribution and sales, including impact from war in Ukraine and increasing geopolitical tensions and conflicts including in the Middle East and Asia Pacific region, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;

3. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn;

4. risks and uncertainties relating to potential water use reductions due to regulations by national and regional authorities leading to a potential temporary decrease in production volume; and

5. risks and uncertainties relating to the integration and operation of the joint venture with AEV and acquisition of CCBPI, including the risk that our integration of CCBPI’s business and operations may not be successful or may be more difficult, time consuming or costly than expected.

Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, our agreements relating to and results of the joint venture with AEV and acquisition of CCBPI, and ability to remain in compliance with existing and future regulatory compliance, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements may prove to be incorrect.

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Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures
Adjusted financial information
Non-IFRS adjusted financial information for selected metrics has been provided in order to illustrate the effects of the acquisition of CCBPI on the results of operations of CCEP and to allow for greater comparability of the results of the combined group between periods. The adjusted financial information has been prepared for illustrative purposes only, and because of its nature addresses a hypothetical situation. It does not intend to represent the results had the acquisition occurred at the dates indicated, or project the results for any future dates or periods. It is based on information and assumptions that CCEP believe are reasonable, including assumptions as at 1 January of the period presented relating to provisional transaction accounting adjustments. No cost savings or synergies were contemplated in these provisional adjustments.
The non-IFRS adjusted financial information has not been prepared in accordance with the requirements of Regulation S-X Article 11 of the US Securities Act of 1933 or any generally accepted accounting standards, may not necessarily be comparable to similarly titled measures employed by other companies and should be considered supplemental to, and not a substitute for, financial information prepared in accordance with generally accepted accounting standards.
The acquisition completed on 23 February 2024 and the non-IFRS adjusted financial information provided reflects the inclusion of CCBPI as if the acquisition had occurred at the beginning of the period presented. It has been prepared on a basis consistent with CCEP IFRS accounting policies and includes provisional transaction accounting adjustments for the periods presented.
Alternative Performance Measures
We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable IFRS measures.
For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our condensed consolidated interim financial statements.

“Adjusted” includes the results of CCEP as if the CCBPI acquisition had occurred at the beginning of the period presented, including provisional acquisition accounting adjustments, accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition.
"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, net impact related to European flooding, accelerated amortisation charges, expenses related to legal provisions, inventory fair value step up related to acquisition accounting, impairment charges, acquisition and integration related costs, income arising from the ownership of certain mineral rights in Australia and gain on sale of sub-strata and associated mineral rights in Australia. Comparable volume is also adjusted for selling days.
‘‘Adjusted comparable” is defined as adjusted results excluding items impacting comparability, as described above.
‘‘Fx-neutral’’ or "FXN" is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash.
‘‘Comparable free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and net interest payments, adjusted for items that are not reasonably likely to recur within two years, nor have occurred within the prior two years. Comparable free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment, non-discretionary lease and net interest payments while excluding the effects of items that are unusual in nature to allow for better period over period comparability. Comparable free cash flow reflects an additional way of viewing our liquidity, which we believe is useful to our investors, and is not intended to represent residual cash flow available for discretionary expenditures.
‘‘Comparable EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of period over period financial performance. Comparable EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, comparable EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and comparable EBITDA does not reflect cash requirements for such replacements.

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‘‘Net Debt’’ is defined as borrowings adjusted for the fair value of hedging instruments and other financial assets/liabilities related to borrowings, net of cash and cash equivalents and short-term investments. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net debt to comparable EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.
‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Additionally, within this document, we provide certain forward-looking non-IFRS financial information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-IFRS measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.

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Supplementary Financial Information - Items impacting comparability - Reported to Comparable
The following provides a summary reconciliation of the items impacting comparability for the six months ended 28 June 2024 and 30 June 2023:

First Six Months 2024
In millions of € except share data which is calculated prior to rounding	Operating profit	Profit after taxes	Diluted earnings per share (€)
As Reported	1,142	811	1.73

Items impacting comparability
Restructuring charges[1]	95	70	0.16
Acquisition and integration related costs[2]	11	9	0.02
European flooding[3]	1	1	—
Inventory step-up[4]	5	3	—
Impairment[5]	12	8	0.02
Litigation[6]	2	2	—
Accelerated amortisation[7]	28	20	0.04
Comparable	1,296	924	1.97

First Six Months 2023
As Reported	1,170	854	1.86

Items impacting comparability
Restructuring charges[1]	51	42	0.09
Coal royalties[8]	(18)	(12)	(0.03)
European flooding[3]	(3)	(2)	—
Sale of sub-strata and associated mineral rights[9]	(35)	(35)	(0.07)
Comparable	1,165	847	1.85
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent cost associated with the acquisition and integration of CCBPI.
[3] Amounts represent the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
[4] Amounts represent the non-recurring impact of provisional fair value step-up of CCBPI inventories.
[5] Amounts represent the impairment in relation to the Feral brand. The Group is in a process of selling the brand, which has been classified as an asset held for sale in the Group’s condensed consolidated interim statement of financial position as of 28 June 2024.
[6] Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany.
[7] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[8] Amounts represent royalty income arising from the ownership of certain mineral rights in Australia. The royalty income was recognised as “Other income” in our condensed consolidated interim income statement as of the six months ended 30 June 2023.
[9] Amounts represent the considerations received relating to the sale of the sub-strata and associated mineral rights in Australia. The transaction completed in April 2023 and the proceeds were recognised as “Other income” in our condensed consolidated interim income statement as of the six months ended 30 June 2023.

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Supplementary Financial Information - Items impacting comparability - Reported to Adjusted Comparable
The following provides a summary reconciliation for CCEP’s reported results and adjusted comparable financial information for the six months ended 28 June 2024 and 30 June 2023:

First Six Months 2024 (unaudited)
In € millions except per share data which is calculated prior to rounding	Reported	Items impacting comparability[1]	Comparable	Adjusted comparable[2]	Transaction accounting adjustments[3]	Adjusted comparable combined
	CCEP		CCEP	CCBPI	CCEP	CCEP
Revenue	9,828	—	9,828	268	—	10,096
Cost of sales	6,332	(12)	6,320	214	—	6,534
Operating profit	1,142	154	1,296	10	—	1,306
Total finance costs, net	87	—	87	3	—	90
Profit after taxes	811	113	924	5	—	929

Attributable to:
Shareholders	797	110	907	3	—	910
Non-controlling interest	14	3	17	2	—	19
Diluted earnings per share (€)	1.73		1.97			1.98

Diluted weighted average shares outstanding						460

First Six Months 2023 (unaudited)	Reported	Items impacting comparability[1]	Comparable	Adjusted comparable[2]	Transaction accounting adjustments[3]	Adjusted comparable combined
	CCEP		CCEP	CCBPI	CCEP	CCEP
Revenue	8,977	—	8,977	836	—	9,813
Cost of sales	5,707	(6)	5,701	673	—	6,374
Operating profit	1,170	(5)	1,165	37	—	1,202
Total finance costs, net	63	—	63	13	14	90
Profit after taxes	854	(7)	847	18	(11)	854

Attributable to:
Shareholders	854	(7)	847	11	(11)	847
Non-controlling interest	—	—	—	7	—	7
Diluted earnings per share (€)	1.86		1.85			1.85

Diluted weighted average shares outstanding						459
__________________________
[1] Amounts represent items affecting the comparability of CCEP’s year-over-year financial performance.
[2] Amounts represent unaudited results of CCBPI as if the acquisition had occurred on 1 January, including provisional acquisition accounting adjustments, CCEP IFRS accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition, excluding items impacting comparability.
[3] Amounts represent provisional transaction accounting adjustments for the 6 months ending 30 June 2023 as if the acquisition had occurred on 1 January 2023 comprising finance costs from CCEP acquisition financing. Tax rate used is 22%, in line with the Group's effective tax rate for the 6 months ended 30 June 2023. For 2024, these finance costs are included within CCEP reported results. Separate financing adjustment is included within CCBPI Adjusted comparable.

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The table below illustrates the impact of adjustments made to CCBPI in order to present them on a basis consistent with CCEP’s accounting policies and including provisional acquisition accounting adjustments.

First Six Months 2023 (unaudited)
In € millions	Historical CCBPI[1]	Reclassifications[2]	Historical adjusted CCBPI	Transaction accounting adjustments[3]	Items impacting comparability[4]	Adjusted comparable
Revenue	837	—	837	—	(1)	836
Cost of sales	672	(5)	667	12	(6)	673
Operating profit	42	—	42	(20)	15	37
Total finance costs, net	—	(2)	(2)	14	1	13
Profit after taxes	30	2	32	(25)	11	18
[1] Historical unaudited CCBPI results for the period 1 January 2023 to 30 June 2023.
[2] Accounting policy and classification adjustments made to CCBPI in order to present on a basis consistent with CCEP IFRS accounting.
[3] Amounts represent provisional transaction accounting adjustments for the 6 months ending 30 June 2023 as if the acquisition had occurred on 1 January 2023, and mainly include incremental depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment, inventory step up costs, an increase in total finance costs as a result of local financing in the Philippines related to the acquisition and the inclusion of acquisition and integration related costs.
[4] Amounts represent one-time items identified by CCBPI which are not expected to recur, and mainly include inventory step up costs, acquisition and integration related costs and the impact from the reversal of certain provisions.

The following provides a summary reconciliation of CCEP’s reported and adjusted comparable financial information for the full year ended 31 December 2023, assuming the acquisition occurred on 1 January 2023. Following the announcement of the acquisition on 23 February 2024, the adjusted financial information has been updated to reflect changes in the provisional acquisition accounting adjustments.

Full Year 2023 (unaudited)
In € millions except per share data which is calculated prior to rounding	Reported	Items impacting comparability[1]	Comparable	Adjusted comparable[2]	Transaction accounting adjustments[3]	Adjusted comparable combined
	CCEP		CCEP	CCBPI	CCEP	CCEP
Revenue	18,302	—	18,302	1,744	—	20,046
Cost of sales	11,582	(6)	11,576	1,382	—	12,958
Operating profit	2,339	34	2,373	100	—	2,473
Total finance costs, net	120	—	120	28	26	174
Profit after taxes	1,669	32	1,701	51	(19)	1,733

Attributable to:
Shareholders	1,669	32	1,701	31	(19)	1,713
Non-controlling interest	—	—	—	20	—	20
Diluted earnings per share (€)	3.63		3.71			3.73

Diluted weighted average shares outstanding						459
[1] Amounts represent items affecting the comparability of CCEP’s year-over-year financial performance.
[2] Amounts represent unaudited results of CCBPI as if the acquisition had occurred on 1 January, including provisional acquisition accounting adjustments, CCEP IFRS accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition, excluding items impacting comparability.
[3] Amounts represent provisional transaction accounting adjustments for the 12 months ending 31 December 2023 as if the acquisition had occurred on 1 January 2023 comprising finance costs from CCEP acquisition financing. Tax rate used is 24%, in line with the Group's effective tax rate for the year ended 31 December 2023. Separate financing adjustment is included within CCBPI Adjusted comparable.

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Supplemental Financial Information - Operating Profit - Reported to Comparable
Revenue

Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second Quarter Ended			Six Months Ended
	28 June 2024	30 June 2023	% Change	28 June 2024	30 June 2023	% Change
As reported	5,363	4,823	11.2%	9,828	8,977	9.5%
Adjust: Impact of fx changes	11	n/a	n/a	48	n/a	n/a
Fx-neutral	5,374	4,823	11.4%	9,876	8,977	10.0%

Revenue per unit case	5.23	5.59	(6.4)%	5.32	5.51	(3.3)%

Revenue Europe
As reported	3,989	3,960	0.7%	7,279	7,105	2.4%
Adjust: Impact of fx changes	(16)	n/a	n/a	(35)	n/a	n/a
Fx-neutral	3,973	3,960	0.3%	7,244	7,105	2.0%

Revenue per unit case	5.78	5.53	4.4%	5.71	5.44	4.9%

Revenue APS
As reported	1,374	863	59.2%	2,549	1,872	36.2%
Adjust: Impact of fx changes	27	n/a	n/a	83	n/a	n/a
Fx-neutral	1,401	863	62.3%	2,632	1,872	40.6%

Revenue per unit case	4.13	5.89	(29.9)%	4.49	5.78	(22.3)%

Revenue by Geography In millions of €	Six Months Ended 28 June 2024
	As reported	Reported % change	Fx-Neutral % change
Great Britain	1,594	1.5%	(0.9)%
Germany	1,540	5.6%	5.6%
Iberia[1]	1,570	1.9%	1.9%
France[2]	1,219	1.6%	1.6%
Belgium/Luxembourg	526	(2.8)%	(2.8)%
Netherlands	380	7.0%	7.0%
Norway	204	5.7%	6.7%
Sweden	207	—%	0.5%
Iceland	39	(2.5)%	(2.5)%
Total Europe	7,279	2.4%	2.0%
Australia	1,169	0.6%	3.5%
New Zealand and Pacific Islands	326	(1.2)%	1.2%
Indonesia and Papua New Guinea	352	(7.4)%	(1.8)%
Philippines	702	n/a	n/a
Total APS	2,549	36.2%	40.6%
Total CCEP	9,828	9.5%	10.0%
____________________
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.

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Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Second Quarter Ended			Six Months Ended
	28 June 2024	30 June 2023	% Change	28 June 2024	30 June 2023	% Change
Volume	1,027	863	19.0%	1,856	1,631	13.8%
Impact of selling day shift	n/a	n/a	n/a	n/a	n/a	n/a
Comparable volume - Selling Day Shift adjusted	1,027	863	19.0%	1,856	1,631	13.8%

Comparable Volume - Selling Day Shift Europe
Volume	688	717	(4.0)%	1,270	1,307	(2.8)%
Impact of selling day shift	n/a	n/a	n/a	n/a	n/a	n/a
Comparable volume - Selling Day Shift adjusted	688	717	(4.0)%	1,270	1,307	(2.8)%

Comparable Volume - Selling Day Shift APS
Volume	339	146	132.2%	586	324	80.9%
Impact of selling day shift	n/a	n/a	n/a	n/a	n/a	n/a
Comparable volume - Selling Day Shift adjusted	339	146	132.2%	586	324	80.9%
Cost of Sales

Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	28 June 2024	30 June 2023	% change
As reported	6,332	5,707	11.0%
Adjust: Total items impacting comparability	(12)	(6)	n/a
Adjust: Restructuring charges[1]	(5)	(9)
Adjust: Litigation[2]	(1)	—
Adjust: European flooding[3]	(1)	3
Adjust: Inventory step-up[4]	(5)	—
Comparable	6,320	5,701	10.9%
Adjust: Impact of FX changes	30	n/a	n/a
Comparable and Fx-neutral	6,350	5,701	11.4%

Cost of sales per unit case	3.42	3.50	(2.1)%
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany.
[3] Amounts represent the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
[4] Amounts represent the non-recurring impact of provisional fair value step-up of CCBPI inventories.

For the six months ending 28 June 2024, reported cost of sales were €6,332 million, up 11.0% versus 2023. Comparable cost of sales for the same period were €6,320 million, up 10.9% versus 2023. Cost of sales per unit case decreased by 2.1% on a comparable and fx-neutral basis, reflecting the impact of the newly acquired CCBPI operations, partly offset by increased revenue per unit case driving higher concentrate costs, inflation in manufacturing and tax increase driven by the Netherlands.

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Operating expenses

Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	28 June 2024	30 June 2023	% Change
As reported	2,354	2,153	9.3%
Adjust: Total items impacting comparability	(142)	(42)	n/a
Adjust: Restructuring charges[1]	(90)	(42)
Adjust: Acquisition and Integration related costs[2]	(11)	—
Adjust: Impairment[3]	(12)	—
Adjust: Litigation[4]	(1)	—
Adjust: Accelerated amortisation[5]	(28)	—
Comparable	2,212	2,111	4.8%
Adjust: Impact of FX changes	14	n/a	n/a
Comparable and Fx-neutral	2,226	2,111	5.4%
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent cost associated with the acquisition and integration of CCBPI.
[3] Amounts represent the impairment in relation to the Feral brand. The Group is in a process of selling the brand, which has been classified as an asset held for sale in the Group’s condensed consolidated interim statement of financial position as of 28 June 2024.
[4] Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany.
[5] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.

For the six months ending 28 June 2024, reported operating expenses were €2,354 million, up 9.3% versus 2023.
Comparable operating expenses were €2,212 million for the same period, up 4.8% versus 2023, reflecting the impact of the newly acquired CCBPI operations, inflation and higher volumes, partially offset by the benefit of ongoing efficiency programmes and our continuous efforts on discretionary spend optimisation.
In November 2022, the Group announced a new efficiency programme to be delivered by the end of 2028. This programme focusses on further supply chain efficiencies, leveraging global procurement and a more integrated shared service centre model, all enabled by next generation technology including digital tools and data and analytics. During the first half of 2024, as part of this efficiency programme, the Group announced restructuring proposals resulting in €90 million of operating expenses primarily related to expected severance payments. This compares to €42 million of restructuring charges within operating expenses incurred in the six month period ending 30 June 2023, related to various productivity initiatives.
Acquisition and integration related costs of €11 million were recognised within reported operating expenses for the six months ending 28 June 2024 associated with the acquisition of CCBPI, primarily brokerage and advisory fees.
Operating profit

Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	28 June 2024	30 June 2023	% Change
As reported	1,142	1,170	(2.4)%
Adjust: Total items impacting comparability	154	(5)	n/a
Comparable	1,296	1,165	11.2%
Adjust: Impact of fx changes	4	n/a	n/a
Comparable & Fx-neutral	1,300	1,165	11.6%

Operating Profit Europe
As reported	882	887	(0.6)%
Adjust: Total items impacting comparability	97	37	n/a
Comparable	979	924	6.0%
Adjust: Impact of fx changes	(7)	n/a	n/a
Comparable & Fx-neutral	972	924	5.2%

Operating Profit APS
As reported	260	283	(8.1)%
Adjust: Total items impacting comparability	57	(42)	n/a
Comparable	317	241	31.5%
Adjust: Impact of fx changes	11	n/a	n/a
Comparable & Fx-neutral	328	241	36.1%

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Supplemental Financial Information - Operating Profit - Reported to Adjusted Comparable
Revenue

Adjusted Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second Quarter Ended			Six Months Ended
	28 June 2024	30 June 2023	% Change	28 June 2024	30 June 2023	% Change
As reported	5,363	4,823	11.2%	9,828	8,977	9.5%
Add: Adjusted revenue impact[1]	—	455	n/a	268	837	n/a
Adjust: Total items impacting comparability	—	(1)	n/a	—	(1)	n/a
Adjusted Comparable	5,363	5,277	1.6%	10,096	9,813	2.9%
Adjust: Impact of fx changes	11	n/a	n/a	56	n/a	n/a
Adjusted Comparable and Fx-neutral	5,374	5,277	1.8%	10,152	9,813	3.5%

Adjusted Revenue per unit case	5.23	5.11	2.5%	5.19	5.04	2.9%

Adjusted Revenue APS
As reported	1,374	863	59.2%	2,549	1,872	36.2%
Add: Adjusted revenue impact[1]	—	455	n/a	268	837	n/a
Adjust: Total items impacting comparability	—	(1)	n/a	—	(1)	n/a
Adjusted Comparable	1,374	1,317	4.3%	2,817	2,708	4.0%
Adjust: Impact of fx changes	27	n/a	n/a	91	n/a	n/a
Adjusted Comparable and Fx-neutral	1,401	1,317	6.4%	2,908	2,708	7.4%

Adjusted Revenue per unit case	4.13	4.15	(0.4)%	4.24	4.24	—%
[1] The adjusted revenue impact reflects the inclusion of Philippines revenue as if the acquisition had occurred at the beginning of the period presented and prepared on a basis consistent with CCEP accounting policies.
Volume

Adjusted Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Second Quarter Ended			Six Months Ended
	28 June 2024	30 June 2023	% Change	28 June 2024	30 June 2023	% Change
Volume	1,027	863	19.0%	1,856	1,631	13.8%
Impact of selling day shift	n/a	n/a	n/a	n/a	n/a	n/a
Comparable volume - Selling Day Shift adjusted	1,027	863	19.0%	1,856	1,631	13.8%
Add: Adjusted volume impact[1]	—	171	n/a	101	315	n/a
Adjusted comparable volume	1,027	1,034	(0.7)%	1,957	1,946	0.6%

Adjusted Comparable Volume - Selling Day Shift APS
Volume	339	146	132.2%	586	324	80.9%
Impact of selling day shift	n/a	n/a	n/a	n/a	n/a	n/a
Comparable volume - Selling Day Shift adjusted	339	146	132.2%	586	324	80.9%
Add: Adjusted volume impact[1]	—	171	n/a	101	315	n/a
Adjusted comparable volume	339	317	6.9%	687	639	7.5%
[1] The adjusted volume impact reflects the inclusion of Philippines volume as if the acquisition had occurred at the beginning of the period presented. No selling day shift in Q1 & Q2 2024.

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Cost of Sales

Adjusted Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	28 June 2024	30 June 2023	% Change
As reported	6,332	5,707	11.0%
Add: Adjusted cost of sales impact[1]	213	667	n/a
Adjust: Acquisition accounting[2]	1	12
Adjust: Total items impacting comparability	(12)	(12)
Adjust: Restructuring charges[3]	(5)	(9)
Adjust: European flooding[4]	(1)	3
Adjust: Inventory step-up[5]	(5)	(5)
Adjust: Litigation[6]	(1)	—
Adjust: Other[7]	—	(1)
Adjusted Comparable	6,534	6,374	2.5%
Adjust: Impact of fx changes	36	n/a	n/a
Adjusted Comparable & Fx-neutral	6,570	6,374	3.1%

Adjusted cost of sales per unit case	3.36	3.28	2.5%
__________________________
[1] Amounts represent unaudited cost of sales of CCBPI as if the acquisition had occurred on 1 January, including provisional acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
[2] Amounts represent transaction accounting adjustments as if the acquisition had occurred on 1 January. These include the depreciation impact relating to provisional fair values for property plant and equipment and the non-recurring impact of the provisional fair value step-up of CCBPI finished goods.
[3] Amounts represent restructuring charges related to business transformation activities.
[4] Amounts represent the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
[5] Amounts represent the non-recurring impact of provisional fair value step-up of CCBPI inventories.
[6] Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany.
[7] Amounts represent one-time items identified by CCBPI which are not expected to recur, and mainly include the impact from the reversal of certain provisions partially offset by charges related to business transformation activities.

Adjusted comparable cost of sales for the six months ending 28 June 2024 were €6,534 million, up 2.5% versus 2023. Cost of sales per unit case increased by 2.5% on an adjusted comparable and fx-neutral basis, driven by an increase in concentrate in line with our incidence model reflecting the improvement in revenue per unit case. There was also upward pressure on manufacturing costs and increased tax driven by the Netherlands, partially offset by the mix effect from the strong growth in the Philippines.
Operating Expenses

Adjusted Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	28 June 2024	30 June 2023	% Change
As reported	2,354	2,153	9.3%
Add: Adjusted operating expenses impact[1]	43	128	n/a
Adjust: Acquisition accounting[2]	1	8
Adjust: Total items impacting comparability	(142)	(52)
Adjust: Restructuring charges[3]	(90)	(42)
Adjust: Acquisition and Integration related costs[4]	(11)	(11)
Adjust: Litigation[5]	(1)	—
Adjust: Impairment[6]	(12)	—
Adjust: Accelerated amortisation[7]	(28)	—
Adjust: Other[8]	—	1
Adjusted Comparable	2,256	2,237	0.8%
Adjust: Impact of fx changes	16	n/a	n/a
Adjusted Comparable & Fx-neutral	2,272	2,237	1.6%
__________________________
[1] Amounts represent unaudited operating expenses of CCBPI as if the acquisition had occurred on 1 January, including provisional acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
[2] Amounts represent transaction accounting adjustments as if the acquisition had occurred on 1 January. These include the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment and acquisition and integration related costs.
[3] Amounts represent restructuring charges related to business transformation activities.

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[4] Amounts represent cost associated with the acquisition and integration of CCBPI.
[5] Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany.
[6] Amounts represent the impairment in relation to the Feral brand. The Group is in a process of selling the brand, which has been classified as an asset held for sale in the Group’s condensed consolidated interim statement of financial position as of 28 June 2024.
[7] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[8] Amounts represent one-time items identified by CCBPI which are not expected to recur, and mainly include the impact from the reversal of certain provisions partially offset by charges related to business transformation activities.

Adjusted comparable operating expenses for the six months ending 28 June 2024 were €2,256 million, up 0.8% versus 2023, reflecting inflation and higher volumes, partially offset by the benefit of on-going efficiency programmes and our continuous efforts on discretionary spend optimisation in areas such as trade marketing, travel and meetings.
Operating Profit

Adjusted Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	28 June 2024	30 June 2023	% Change
As reported	1,142	1,170	(2.4)%
Add: Adjusted operating profit impact	12	42	n/a
Adjust: Acquisition accounting	(2)	(20)
Adjust: Total items impacting comparability	154	10
Adjusted Comparable	1,306	1,202	8.7%
Adjust: Impact of fx changes	4	n/a	n/a
Adjusted Comparable & Fx-neutral	1,310	1,202	9.0%

Adjusted Operating Profit APS
As reported	260	283	(8.1)%
Add: Adjusted operating profit impact	12	42	n/a
Adjust: Acquisition accounting	(2)	(20)
Adjust: Total items impacting comparability	57	(27)
Adjusted Comparable	327	278	17.6%
Adjust: Impact of fx changes	11	n/a	n/a
Adjusted Comparable & Fx-neutral	338	278	21.6%

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Supplemental Financial Information - Effective Tax Rate
The effective tax rate was 22% for the six months ended 28 June 2024 and 30 June 2023, respectively, and 24% for the year ended 31 December 2023.
For the six months ending 28 June 2024, the effective tax rate reflects the impact of having operations outside the UK which are taxed at rates other than the statutory UK rate of 25%, and adjustments made in respect of prior periods.

We expect our full year 2024 comparable effective tax rate to be approximately 25%.

Income tax In millions of €	Six Months Ended
	28 June 2024	30 June 2023
As reported	234	247
Adjust: Total items impacting comparability	41	2
Adjust: Restructuring charges[1]	25	9
Adjust: Acquisition and Integration related costs[2]	2	—
Adjust: Inventory step-up[3]	2	—
Adjust: Impairment[4]	4	—
Adjust: Accelerated amortisation[5]	8	—
Adjust: European flooding[6]	—	(1)
Adjust: Coal royalties[7]	—	(6)
Comparable	275	249
__________________________
[1] Amounts represent the tax impact of restructuring charges related to business transformation activities.
[2] Amounts represent the tax impact of costs associated with the acquisition and integration of CCBPI.
[3] Amounts represent the tax impact of the non-recurring impact of provisional fair value step-up of CCBPI inventories.
[4] Amounts represent the tax impact of the impairment in relation to the Feral brand. The Group is in a process of selling the brand, which has been classified as an asset held for sale in the Group’s condensed consolidated interim statement of financial position as of 28 June 2024.
[5] Amounts represent the tax impact of accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[6] Amounts represent the tax impact of the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
[7] Amounts represent the tax impact of royalty income arising from the ownership of certain mineral rights in Australia. The royalty income was recognised as “Other income” in our condensed consolidated interim income statement as of the six months ended 30 June 2023.

Supplemental Financial Information - Comparable Free Cash Flow

Comparable Free Cash Flow In millions of €	Six Months Ended
	28 June 2024	30 June 2023
Net cash flows from operating activities	1,122	1,307
Less: Purchases of property, plant and equipment	(390)	(264)
Less: Purchases of capitalised software	(42)	(40)
Add: Proceeds from sales of property, plant and equipment	2	9
Less: Payments of principal on lease obligations	(77)	(74)
Less: Net interest payments	(88)	(88)
Adjust: Items impacting comparability[1]	12	(89)
Comparable Free Cash Flow	539	761
[1] During the six months ended 30 June 2023, the Group received net of tax cash proceeds of €89 million in connection with the royalty income arising from the ownership of certain mineral rights in Australia. During the six months ended 28 June 2024, the Group paid a further €12 million of cash taxes in connection with those proceeds. The cash impacts associated with those specific events have been included within the Group’s net cash flows from operating activities for the six months ended 28 June 2024 and 30 June 2023, respectively. Given the unusual nature and to allow for better period to period comparability, our comparable free cash flow measure excludes the cash impact related to those items.
If the Acquisition had occurred on 1 January 2024, adjusted comparable free cash flow for the six months ended 28 June 2024 is estimated to approximate the comparable free cash flow in the table above.

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Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at		Credit Ratings As of 6 August 2024
	28 June 2024	31 December 2023		Moody’s	Fitch Ratings
Total borrowings[4]	12,152	11,396	Long-term rating	Baa1	BBB+
Fair value of hedges related to borrowings[1]	91	28	Outlook	Stable	Stable
Other financial assets/liabilities[1]	18	20	Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Adjusted total borrowings	12,261	11,444
Less: cash and cash equivalents[2],[4]	(1,610)	(1,419)
Less: short term investments[3]	(272)	(568)
Net debt	10,379	9,457
______________________
[1] Net debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. In addition, net debt also includes other financial assets/liabilities relating to cash collateral pledged by/to external parties on hedging instruments related to borrowings.
[2] Cash and cash equivalents as at 28 June 2024 and 31 December 2023 include €78 million and €42 million of cash in Papua New Guinea Kina respectively. Presently, there are government-imposed currency controls which impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group.
[3] Short term investments are term cash deposits held in API and Europe with maturity dates when acquired of greater than three months and less than one year. These short term investments are held with counterparties that are continually assessed with a focus on preservation of capital and liquidity. Short term investments as at 28 June 2024 and 31 December 2023 include €16 million and €33 million of assets in Papua New Guinea Kina respectively, subject to the same currency controls outlined above.
[4] Both borrowings and cash and cash equivalents as at 28 June 2024 and 31 December 2023 include €334 million and €0 million respectively in relation to a notional pooling agreement for which an offsetting agreement is in place which does not meet the criteria for net presentation on the statement of financial position.

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Supplemental Financial Information - Comparable EBITDA

Comparable EBITDA In millions of €	Six Months Ended
	28 June 2024	30 June 2023
Reported profit after tax	811	854
Taxes	234	247
Finance costs, net	87	63
Non-operating items	10	6
Reported operating profit	1,142	1,170
Depreciation and amortisation	448	377
Reported EBITDA	1,590	1,547

Items impacting comparability
Restructuring charges[1]	87	47
Acquisition and Integration related costs[2]	11	—
Inventory step-up[3]	5	—
European flooding[4]	1	(3)
Coal royalties[5]	—	(18)
Sale of sub-strata and associated mineral rights[6]	—	(35)
Impairment[7]	12	—
Litigation[8]	2	—
Comparable EBITDA	1,708	1,538
______________________
[1] Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.
[2] Amounts represent cost associated with the acquisition and integration of CCBPI.
[3] Amounts represent the non-recurring impact of provisional fair value step-up of CCBPI inventories.
[4] Amounts represent the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our manufacturing facilities in Chaudfontaine and Bad Neuenahr.
[5] Amounts represent royalty income arising from the ownership of certain mineral rights in Australia. The royalty income was recognised as “Other income” in our condensed consolidated interim income statement as of the six months ended 30 June 2023.
[6] Amounts represent the considerations received relating to the sale of the sub-strata and associated mineral rights in Australia. The transaction completed in April 2023 and the proceeds were recognised as “Other income” in our condensed consolidated interim income statement as of the six months ended 30 June 2023.
[7] Amounts represent the impairment in relation to the Feral brand. The Group is in a process of selling the brand, which has been classified as an asset held for sale in the Group’s condensed consolidated interim statement of financial position as of 28 June 2024.
[8] Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany.

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Principal Risks and Risk Factors
The Group faces a number of risks and uncertainties that may have an adverse effect on its operations, performance and future prospects and has a robust risk management programme to assess these and evaluate strategies to manage them. The principal risks and risk factors in our 2023 Integrated Report on Form 20-F for the year ended 31 December 2023 (‘2023 Integrated Report’ pages 68 to 78 and 243 to 251 respectively) continue to represent our risks.
As part of our risk management governance and routines we continuously monitor the risk landscape and discuss with business leaders risk trends every quarter, velocity and actions to be taken, as well as scanning for future risks. Based on that exercise we do not intend to change the principal risk trends included in our 2023 Integrated Report, but we have identified some developments this first half of 2024.
Since the publication of the Integrated Report in March, the macro risk environment remains similar and we believe that the reported key control mitigations continue to be appropriate and effective. If current geopolitical tensions escalate, we foresee that freight disruptions, shortages and sanctions could be the consequences and have a significant impact on global trade.
We continue to monitor the developments of the war in Ukraine, which has impacted the supply of raw materials, supplies, finished goods, gas/oil/energy and increased cyber risks. CCEP has been working to de-risk its supply chain and put in place plans to secure commodities in particular with our Asian Pacific suppliers due to geopolitical tensions in the region. We have noticed a weaker volume performance in Indonesia impacted by the geopolitical situation in the Middle East. We continue to monitor the developments of the situation and any other potential impacts. We monitor and assess potential shifts and changes in regulations and policies as a consequence of the elections in the EU, GB, US and other geographies relevant for CCEP.
The macroeconomic outlook is still very uncertain and volatile although we started seeing inflation easing down in major economies like US, UK, Eurozone, Australia. Central Banks started or are about to start cutting interest rates, but the timing and the pace of it is very data dependent, which is creating volatility. Geopolitical problems and elections in major economies also create uncertainty and keep the volatility high. However, stock markets and financing environment have been very resilient so far which is an indication of a soft rather than a hard landing, and we are cautiously optimistic about the second half of the year since inflation seems to be controlled and growth is still positive.
Water scarcity has been an issue in this first half of the year, in particular in France and Spain, where authorities have issued contingency plans. In addition to strong water management routines, a cross functional team has been using scenario planning to assess the potential impact. We maintain good relations with the local authorities based on the credibility of our water management strategy and the strict discipline our demand planning teams apply for SKU prioritisation and rationalisation.
At CCEP we are embracing the technological advancements made in recent years and are increasing our technical footprint through transformation projects and acquisitions. We have noticed an increase in identity-based attacks through Social Engineering, Phishing or even AI-driven scams. CCEP has responded with increased focus on improving our global Training & Awareness program, increased focus on process- and control harmonisation and continued focus on technological advancements that might impact CCEP.
We continue to be under pressure from customers and authorities to keep prices low despite the increase in costs. Our commercial teams continue to work positively with customers to mitigate this risk.
When it comes to our products, discussions on potential taxes to soft drinks and plastic continue in different countries across our territories including Spain, France, and Indonesia. Based on our experience we engage in open and collaborative discussions with authorities and other stakeholders. We are also evaluating and responding appropriately to recent reports in relation to sweeteners, considering the risk of regulation, litigation and reputational damage, as well as the developments in regard to the implementation of Deposit Return Systems and waste collection solutions.
Accordingly, the information provided about our principal risks and risk factors in the table below and in the Principal Risks and Risk Factors in our 2023 Integrated Report, and any or all of the Principal Risks and Risk Factors contained therein may be exacerbated by developments in the factors identified above and in our Forward-Looking Statements set out on page 8 of this interim management report.
The risks described in this report and in our 2023 Integrated Report are not the only risks facing the Group. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also adversely affect our business, financial condition or future results.

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SUMMARY OF OUR PRINCIPAL RISKS
The table below shows our Principal Risks:
Risk change legend: ↑ Increased ↓ Decreased → Stayed the same

Principal Risk	Description (What is the risk?)	Causal factors themes (What gives rise to the risk?)	Consequence themes (Potential impact of the risk)	Key control mitigations (How we manage it)	Change vs. 2023 Integrated Report
Business Disruption	The risk of prolonged, large scale natural and/or man made disruptive events.	• Cyber attack or IT/operational technology system failure • Pandemics • Extreme weather events (floods, fires) • Natural disasters • Civil unrest, war and terrorism	• Disruption to supply chains/operations • Safety and wellbeing of our people • Brand and reputation damage • Financial impact	• TCCC Business Resilience Framework • CCEP BCR Governance Framework • CCEP Incident Management and Crisis Response (IMCR) process	→
Packaging	The risks relating to packaging waste and plastic pollution, and single use plastic.	• Stakeholder concern about the environmental impacts of single use plastic packaging, litter and packaging waste	• Brand and reputation damage from not keeping up with community/customer expectations
• Financial impact from increased taxes and on the costs of doing business
• Regulatory and compliance impacts
• Increased potential for activism and litigation
• rPET roadmap
• Advocacy to support container deposit and return schemes
• Test, trial and learn approach to refillable packaging in multiple markets
• Innovation on dispensed delivery solutions
• Packaging design and innovation
• CCEP Ventures investment in new recycling technologies
				• Industry collaboration	→
Legal, Regulatory and Tax	The risks associated with new or changing legal, regulatory or tax, legislative environment and subsequent obligations and compliance requirements.	• Increased regulation on business activities
• Use of regulated ingredients
• Increased packaging regulation
• Commercial and marketing restrictions on sugar, sweeteners and energy ingredients
• Labelling requirements
• Distribution and sale regulations
• Employment regulation
• Sugar & low and no calorie sweetener, energy drinks ingredients, packaging and carbon taxes
• Regulation of new technology including AI
• Financial impact from new or higher taxes
• Stricter sales and marketing controls impacting margins and market share
• Punitive action from regulators or other legislative bodies
• Increase to the cost of compliance to meet stricter or new regulatory requirements • Brand and reputation damage	• Continuous monitoring, assessment and appropriate implementation of new or changing laws and regulations
• Dialogue with government representatives and input to public consultations on new or changing regulations and in anticipation of potential regulatory pressures on drinks, carbon and packaging
				• Development of compliance processes and training programmes for employees	→

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Principal Risk	Description (What is the risk?)	Causal factors themes (What gives rise to the risk?)	Consequence themes (Potential impact of the risk)	Key control mitigations (How we manage it)	Change vs. 2023 Integrated Report
Cyber and IT Resilience	The risks related to the protection of information systems and data from unauthorised access, misuse, disruption, modification, or destruction.	• External attackers seeking to ransom or disrupt systems and data
• Dependency on third parties
• Internal misuse (malicious or accidental)
• Security and maintenance of IT infrastructure and applications
• Change programmes	• Financial impact from disruption to operations or fines • Safety and wellbeing of employees, customers or business partners who may have their personal information stolen • Brand and reputation damage	• Cyber strategy
• Information Security Policy
• Information security and data privacy training and awareness
• BCP and disaster recovery programmes
• Threat vulnerability management and threat intelligence
• Hardware lifecycle programme
• Global Security Operations Centre
• Third party risk assessments
• Data Privacy Programme
				• IT change management process	→
Economic and political conditions	The risks associated with operating in volatile and challenging macroeconomic and geopolitical conditions.	• Low economic growth or recession • High currency and commodity price volatility • High inflation • Political instability/conflict • Civil unrest	• Financial impact from reduced demand from consumers and an increasing cost base • Disruption to supply chains from sanctions or impact on shipping/trade routes	• Hedging Policy
• Keeping a strong level of liquidity and backup credit lines at all times for working capital purposes as well as unexpected changes in cash flow
• Supply risk and contingency process
• Risk sensing technology
				• Cross Enterprise Procurement Group (CEPG) to leverage global collaboration	→
Market	The risks to maintaining the relationships with our customers and consumers to meet their changing demands, needs and expectations.	• New distribution channels and platforms • Changing customer and consumer habits • Changes in the competitive landscape • Legislative and regulatory changes	• Financial impact from reduced demand from consumers • Decreasing margins and market share • Inability to meet strategic objectives • Brand and reputation damage	• Shopper insights
• Pack and product innovation
• International marketing service agreement guidelines
• Affordability plan
• Business development plans aligned with our customers
• Key account development and category planning
				• New route to market opportunities, for example eB2B and platforms/direct to consumer	→

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Principal Risk	Description (What is the risk?)	Causal factors themes (What gives rise to the risk?)	Consequence themes (Potential impact of the risk)	Key control mitigations (How we manage it)	Change vs. 2023 Integrated Report
Climate change and water	The risks and opportunities associated with managing the impacts of climate change and water scarcity across our value chain.	• GHG emissions across our value chain, including emissions from our production facilities, CDE, the transportation of our products, packaging and the ingredients that we use, and storage of our products
• Scarcity of water and water quality issues related to water sources we and our suppliers rely upon
• Regulatory and legislative initiatives aimed at reducing GHG emissions
• Water usage restrictions that may be mandatory at a local level during scarcity peaks
• Changing consumer and investor preferences
• Brand and reputation damage from not meeting sustainability targets
• Financial impacts from future carbon taxes and the transition costs to low GHG emissions
• Regulatory and compliance impacts related to TCFD disclosures
• The disruption of water supply to our production sites and key suppliers

• Target and roadmap to reduce GHG emissions by 30% versus 2019 and reach Net Zero emissions by 2040
• Climate transition plan
• CCEP ventures - investment platform for sustainability initiatives
• Supplier GHG emissions reduction targets and engagement programme
• Investment in renewable and low-carbon energy projects
• Packaging GHG emission reduction initiatives
• Responsible Sourcing Policy
• Transport GHG emission reduction initiatives
• CDE emission reduction initiatives
• Customer and stakeholder engagement
• Enterprise water risk assessment
• The Coca-Cola Company’s Facility Risk Assessment and - Source Vulnerability Assessments
• Water efficiency and replenishment initiatives
• Investment in wastewater treatment technology
				• ISO14001 certification	→
Changes in customer and consumer buying trends and category perception	The risks relating to our ability to effectively adapt and respond to changes in consumer preferences and behaviour towards our products.	• Legislative changes driven by government or lobby groups
• External marketing campaigns towards alternative ingredients/products
• Publication of guidelines or recommendations related to sugar consumption, energy drinks or additives by WHO or other health authorities
• Increased media scrutiny and social media coverage impacting consumer perception on ingredients and packaging
• Viability of alternatives to sugar, sweeteners and other ingredients within our product portfolio
• Consumer lifestyle	• Financial impacts from decline in sales volumes and market share (delisting, demand decrease)
• Increased regulatory scrutiny
• Commercial, marketing and labelling restrictions
• Increased taxes on our products
			• Damage to brand and reputation	• Support TCCC, EU or national associations on strong advocacy regarding low and no calorie sweeteners and processed food as well as in innovation efforts	→

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Principal Risk	Description (What is the risk?)	Causal factors themes (What gives rise to the risk?)	Consequence themes (Potential impact of the risk)	Key control mitigations (How we manage it)	Change vs. 2023 Integrated Report
Business transformation, integration and digital capability	The risks relating to the execution of our strategic and continuous improvement initiatives.	• Digital transformation
• Identification and execution of supply chain improvements
• Relationships with our partners and franchisors
• Ineffective coordination between BUs and central functions
• Change management failure
• Diversion of management's focus away from our core business	• Damage to brand and reputation
• Financial impacts from a decline in our share price arising from not realising the value creation from these initiatives
• Industrial action and disruption to our operations	• Competitiveness Steering Committee and governance model for enterprise wide transformation
• CCEP project management methodology and dedicated programme management office
• Analysis and review of acquisition-related activities including enterprise valuation and capital allocation, acquisition due diligence, business performance risk indicators and integration planning

→
People and wellbeing	The risks relating to the identification, attraction, development, and retention of talent. Also risks relating to the wellbeing of our people (including human rights and modern slavery).	• Job design and working conditions • Reward and recognition • Misconduct by third parties relating to human rights	• Damage to brand and reputation
• Financial impacts from a decline in employee engagement and productivity
• Industrial action and disruption to our operations
• Punitive action from regulators or other legislative bodies and potential for litigation	• Community investment programmes
• Employee volunteering policy
• Business for societal impact framework
• Anti-harassment and ID&E Policy
• Recruitment: Candidate Charter
• Employee development
• Wellbeing strategy
• Safety strategy
• Annual Modern Slavery Statement and country specific human rights risk assessments in Germany and Norway
• CoC
• ESPP
→
Relationships with TCCC and other franchisors	The risk of misaligned incentives or strategy with TCCC and/or other franchisors.	• Lack of effective engagement, communication and/or discussion with franchisors	• Damage to brand and reputation • Financial impacts, including as a result of TCCC or other franchisors acting adversely to our interests with respect to our business relationship	• Clear agreements govern the relationships • Long range planning and annual business planning processes • Routine meetings between CCEP and franchisors	→
Product quality	The risks relating to ensuring the wide range of products we produce are safe for consumption and adhere to strict food safety and quality requirements.	• A failure in food safety, food quality, food defence or food fraud processes	• Consumer health and safety concerns • Reputation damage and loss of consumer trust • Regulatory and legal consequences • Financial losses	• Franchisor standards and governance • ISO 9001 and FSSC 22000 Certification • Customer and consumer complaint management • Incident management and crisis resolution	→

*Change vs 2023 Integrated Report may be as a result of a change in likelihood or impact.

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Related Parties
Related party disclosures are presented in Note 12 of the Notes to the condensed consolidated interim financial statements contained in this interim management report.

Going Concern
As part of the Directors’ consideration of the appropriateness of adopting the going concern basis in preparing the condensed consolidated interim financial statements, the Directors have considered the Group’s financial performance in the period and have taken into account its current cash position and its access to a €1.8 billion undrawn committed credit facility. Further, the Directors have considered the current cash flow forecast, including a downside stress test, which supports the Group’s ability to continue to generate cash flows during the next 12 months.
On this basis, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for a period of 12 months from the date of signing these financial statements. Accordingly, the condensed consolidated interim financial statements have been prepared on a going concern basis and the Directors do not believe there are any material uncertainties to disclose in relation to the Group’s ability to continue as a going concern.

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Responsibility Statement
The Directors of the Company confirm that to the best of their knowledge:
•The condensed consolidated interim financial statements for the six months ended 28 June 2024 have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" as adopted by the European Union, International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board, UK adopted International Accounting Standard 34 “Interim Financial Reporting” and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority (DTR).
•The interim management report includes a fair review of the information required by the DTR 4.2.7 R and DTR 4.2.8 R as follows:
•DTR 4.2.7 R: (1) an indication of important events that have occurred during the first six months of the financial year, and their impact on the condensed set of financial statements, and (2) a description of the principal risks and uncertainties for the remaining six months of the financial year; and
•DTR 4.2.8 R: (1) related parties transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or the performance of the Group during that period, and (2) any changes in the related parties transactions described in the last annual report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.
A list of current directors is maintained on CCEP’s website: www.cocacolaep.com/about-us/governance/board-of-directors/.

On behalf of the Board

Damian Gammell	Ed Walker
Chief Executive Officer	Chief Financial Officer
7 August 2024

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INDEPENDENT REVIEW REPORT TO COCA-COLA EUROPACIFIC PARTNERS PLC
Conclusion
We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 28 June 2024 which comprises the Condensed Consolidated Interim Income Statement, Condensed Consolidated Interim Statement of Comprehensive Income, Condensed Consolidated Interim Statement of Financial Position, Condensed Consolidated Interim Statement of Cash Flows, Condensed Consolidated Interim Statement of Changes in Equity and the related explanatory notes 1 – 15. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 28 June 2024 is not prepared, in all material respects, in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board, International Accounting Standard 34, “Interim Financial Reporting” as issued by the European Union, U.K. adopted International Accounting Standard 34, "Interim Financial Reporting" and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (“IFRS”) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board, International Accounting Standard 34, Interim Financial Reporting” as issued by the European Union, and U.K. adopted International Accounting Standard 34, “Interim Financial Reporting”.
Conclusions Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.
This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.
Responsibilities of the directors
The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.
In preparing the half-yearly financial report, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.
Auditor’s Responsibilities for the review of the financial information
In reviewing the half-yearly report, we are responsible for expressing to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
7 August 2024

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Income Statement (Unaudited)

		Six Months Ended
		28 June 2024	30 June 2023
	Note	€ million	€ million
Revenue	3	9,828	8,977
Cost of sales		(6,332)	(5,707)
Gross profit		3,496	3,270
Selling and distribution expenses		(1,610)	(1,522)
Administrative expenses		(744)	(631)
Other income	15	—	53
Operating profit		1,142	1,170
Finance income		42	31
Finance costs		(129)	(94)
Total finance costs, net		(87)	(63)
Non-operating items		(10)	(6)
Profit before taxes		1,045	1,101
Taxes	13	(234)	(247)
Profit after taxes		811	854

Profit attributable to shareholders		797	854
Profit attributable to non-controlling interests		14	—
Profit after taxes		811	854

Basic earnings per share (€)	4	1.73	1.86
Diluted earnings per share (€)	4	1.73	1.86

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

	Six Months Ended
	28 June 2024	30 June 2023
	€ million	€ million
Profit after taxes	811	854
Components of other comprehensive income/(loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net	44	(280)
Tax effect	—	—
Foreign currency translation, net of tax	44	(280)
Cash flow hedges:
Pretax activity, net	35	(38)
Tax effect	(8)	7
Cash flow hedges, net of tax	27	(31)
Other reserves:
Pretax activity, net	(6)	13
Tax effect	2	(3)
Other reserves, net of tax	(4)	10
Items that may be subsequently reclassified to the income statement	67	(301)
Items that will not be subsequently reclassified to the income statement:
Pension plan remeasurements:
Pretax activity, net	23	13
Tax effect	(6)	(4)
Pension plan adjustments, net of tax	17	9
Items that will not be subsequently reclassified to the income statement:	17	9
Other comprehensive income/(loss) for the period, net of tax	84	(292)
Comprehensive income for the period	895	562

Comprehensive income attributable to shareholders	882	562
Comprehensive income attributable to non-controlling interests	13	—
Comprehensive income for the period	895	562

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Financial Position (Unaudited)

		28 June 2024	31 December 2023
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	5	12,889	12,395
Goodwill	5	4,791	4,514
Property, plant and equipment	6	6,382	5,344
Investment property	7	76	—
Non-current derivative assets	9	91	100
Deferred tax assets		1	1
Other non-current assets		353	295
Total non-current assets		24,583	22,649
Current:
Current derivative assets	9	87	161
Current tax assets		54	58
Inventories		1,914	1,356
Amounts receivable from related parties	12	129	123
Trade accounts receivable		2,954	2,547
Other current assets		455	351
Assets held for sale	8	43	22
Short term investments		272	568
Cash and cash equivalents		1,610	1,419
Total current assets		7,518	6,605
Total assets		32,101	29,254
LIABILITIES
Non-current:
Borrowings, less current portion	10	10,131	10,096
Employee benefit liabilities		188	191
Non-current provisions	14	69	45
Non-current derivative liabilities	9	194	169
Deferred tax liabilities		3,565	3,378
Non-current tax liabilities		19	75
Other non-current liabilities		48	46
Total non-current liabilities		14,214	14,000
Current:
Current portion of borrowings	10	2,021	1,300
Current portion of employee benefit liabilities		7	8
Current provisions	14	174	114
Current derivative liabilities	9	60	99
Current tax liabilities		310	253
Amounts payable to related parties	12	450	270
Trade and other payables		5,856	5,234
Total current liabilities		8,878	7,278
Total liabilities		23,092	21,278
EQUITY
Share capital		5	5
Share premium		287	276
Merger reserves		287	287
Other reserves		(770)	(823)
Retained earnings		8,717	8,231
Equity attributable to shareholders		8,526	7,976
Non-controlling interest	11	483	—
Total equity		9,009	7,976
Total equity and liabilities		32,101	29,254

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

		Six Months Ended
		28 June 2024	30 June 2023
	Note	€ million	€ million
Cash flows from operating activities:
Profit before taxes		1,045	1,101
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	6	360	324
Amortisation of intangible assets	5	88	53
Impairment		12	—
Share-based payment expense		20	29
Gain on sale of sub-strata and associated mineral rights	15	—	(35)
Finance costs, net		87	63
Income taxes paid		(243)	(212)
Changes in assets and liabilities:
Increase in trade and other receivables		(347)	(385)
Increase in inventories		(338)	(353)
Increase in trade and other payables		308	564
Increase in net payable receivable from related parties		113	223
Increase/(decrease) in provisions		42	(18)
Change in other operating assets and liabilities		(25)	(47)
Net cash flows from operating activities		1,122	1,307
Cash flows from investing activities:
Acquisition of bottling operations, net of cash acquired	2	(1,528)	—
Purchases of property, plant and equipment		(390)	(264)
Purchases of capitalised software		(42)	(40)
Proceeds from sales of property, plant and equipment		2	9
Proceeds from sales of intangible assets		—	37
Proceeds from the sale of sub-strata and associated mineral rights	15	—	35
Investments in equity instruments		(3)	(1)
Net proceeds/(payments) of short term investments		296	(638)
Interest received		37	—
Other investing activity, net		6	1
Net cash flows used in investing activities		(1,622)	(861)
Cash flows from financing activities:
Proceeds from borrowings, net	10	382	—
Proceeds received from a non-controlling shareholder relating to the acquisition of bottling operations	2	468	—
Changes in short-term borrowings	10	1,133	543
Settlement of debt-related cross currency swaps		66	—
Repayments on third party borrowings	10	(1,167)	(706)
Payments of principal on lease obligations		(77)	(74)
Interest paid		(125)	(88)
Dividends paid	11	(343)	(308)
Exercise of employee share options		11	31
Acquisition of non-controlling interest		—	(282)
Other financing activities, net		(16)	(9)
Net cash flows used in financing activities		332	(893)
Net change in net cash and cash equivalents		(168)	(447)
Net effect of currency exchange rate changes on cash and cash equivalents		25	(16)
Net cash and cash equivalents at beginning of period		1,419	1,387
Net cash and cash equivalents at end of period		1,276	924

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,610	1,112
Bank overdrafts	10	(334)	(188)
Net cash and cash equivalents at end of period		1,276	924

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2022		5	234	287	(507)	7,428	7,447	—	7,447
Profit after taxes		—	—	—	—	854	854	—	854
Other comprehensive income		—	—	—	(301)	9	(292)	—	(292)
Total comprehensive income		—	—	—	(301)	863	562	—	562
Issue of shares during the period		—	31	—	—	—	31	—	31
Equity-settled share-based payment expense		—	—	—	—	29	29	—	29
Dividends	11	—	—	—	—	(309)	(309)	—	(309)
Balance as at 30 June 2023		5	265	287	(808)	8,011	7,760	—	7,760

Balance as at 31 December 2023		5	276	287	(823)	8,231	7,976	—	7,976
Profit after taxes		—	—	—	—	797	797	14	811
Other comprehensive income		—	—	—	68	17	85	(1)	84
Total comprehensive income		—	—	—	68	814	882	13	895
Non-controlling interest established in connection with the Acquisition	11	—	—	—	—	—	—	468	468
Non-controlling interest as part of Acquisition	2	—	—	—	—	—	—	2	2
Cash flow hedge (gains)/losses transferred to goodwill relating to business combination		—	—	—	2	—	2	—	2
Cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	(24)	—	(24)	—	(24)
Tax effect on cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	7	—	7	—	7
Issue of shares during the period		—	11	—	—	—	11	—	11
Purchase of own shares during the period		—	—	—	—	(8)	(8)	—	(8)
Equity-settled share-based payment expense		—	—	—	—	20	20	—	20
Share-based payments tax effects		—	—	—	—	1	1	—	1
Dividends	11	—	—	—	—	(341)	(341)	—	(341)
Balance as at 28 June 2024		5	287	287	(770)	8,717	8,526	483	9,009

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to the Condensed Consolidated Interim Financial Statements
Note 1
GENERAL INFORMATION AND BASIS OF PREPARATION
Coca-Cola Europacific Partners plc (the Company) and its subsidiaries (together CCEP, or the Group) are a leading consumer goods group in Western Europe and the Asia Pacific region, making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages.
On 23 February 2024, the Group together with Aboitiz Equity Ventures Inc. (AEV) jointly acquired 100% of Coca-Cola Beverages Philippines, Inc. (CCBPI) (the Acquisition), a wholly owned subsidiary of The Coca-Cola Company (TCCC). Refer to Note 2 for further details about the acquisition of CCBPI.
The Company has ordinary shares with a nominal value of €0.01 per share (Shares). CCEP is a public company limited by shares, incorporated under the laws of England and Wales with the registered number in England of 9717350. The Group’s Shares are listed and traded on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges. The address of the Company’s registered office is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom.
These condensed consolidated interim financial statements do not constitute statutory accounts as defined by Section 434 of the Companies Act 2006 (the Act). They have been reviewed but not audited by the Group’s auditor. The statutory accounts for the Company for the year ended 31 December 2023, which were prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), have been delivered to the Registrar of Companies for England and Wales. The auditor’s opinion on those accounts was unqualified and did not contain a statement made under section 498 (2) or 498 (3) of the Companies Act 2006.
Basis of Preparation and Accounting Policies
The condensed consolidated interim financial statements of the Group have been prepared in accordance with the U.K. adopted International Accounting Standard 34, "Interim Financial Reporting" and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority, the International Accounting Standard 34, "Interim Financial Reporting" as adopted by the European Union, the International Accounting Standard 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board and should be read in conjunction with our 2023 consolidated financial statements. The annual financial statements of the Group for the year ended 31 December 2024 will be prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
The accounting policies applied in these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2023. The Group has not early adopted any amendments to accounting standards that have been issued but are not yet effective. The policy for recognising income taxes in the interim period is consistent with that applied in previous interim periods and is described in Note 13.
Several amendments apply for the first time in 2024, but do not have a material impact on the condensed consolidated interim financial statements of the Group.
The condensed consolidated interim financial statements have been prepared on a going concern basis (refer to the “Going Concern” paragraph on page 29).
Reporting periods
Results are presented for the interim period from 1 January 2024 to 28 June 2024.
The Group’s financial year ends on 31 December. For half-yearly reporting convenience, the first six month period closes on the Friday closest to the end of the interim calendar period. There is no change in selling days between the six months ended 28 June 2024 versus the six months ended 30 June 2023, and there will be two more selling days in the second six months of 2024 versus the second six months of 2023 (based upon a standard five-day selling week).
The following table summarises the number of selling days, for the half/full years ended 31 December 2024 and 31 December 2023 (based on a standard five-day selling week):

	Half year	Full year
2024	130	262
2023	130	260
Change	—	2

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Comparability
Operating results for the first half of 2024 may not be indicative of the results expected for the year ended 31 December 2024 as sales of the Group’s products are seasonal. In Europe, the second and third quarters typically account for higher unit sales of the Group’s products than the first and fourth quarters. In the Group’s Asia Pacific territories, the fourth quarter would typically reflect higher sales volumes in the year. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s results for the first half of the year. Additionally, year over year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half yearly basis.
Exchange rates
The Group’s reporting currency is the Euro. CCEP translates the income statements of non-Euro functional currency subsidiary operations to the Euro at average exchange rates and the balance sheets at the closing exchange rate as at the end of the period.
The principal exchange rates used for translation purposes in respect of one Euro were:

	Average for the six month period ended		Closing as at
	28 June 2024	30 June 2023	28 June 2024	31 December 2023
British pound	1.169	1.140	1.182	1.151
US dollar	0.925	0.925	0.935	0.905
Norwegian krone	0.087	0.089	0.088	0.089
Swedish krona	0.088	0.088	0.088	0.090
Icelandic krona	0.007	0.007	0.007	0.007
Australian dollar	0.609	0.626	0.622	0.615
Indonesian rupiah[1]	0.058	0.061	0.057	0.059
New Zealand dollar	0.563	0.578	0.570	0.571
Papua New Guinean kina	0.245	0.262	0.243	0.243
Philippine peso[2]	0.016	n/a	0.016	n/a
[1] Indonesian Rupiah is shown as 1000 IDR versus 1 EUR.
[2] For the six month period ended 28 June 2024, the Philippine peso average rate is calculated as average from 23 February 2024 to 28 June 2024.
Note 2
BUSINESS COMBINATIONS
In November 2023, the Group together with Aboitiz Equity Ventures Inc. (AEV) entered into a definitive agreement with The Coca-Cola Company (TCCC) to jointly acquire 100% of CCBPI, a wholly owned subsidiary of TCCC.

The Acquisition was effected through the establishment of a special purpose vehicle, CCEP Aboitiz Beverages Philippines, Inc. (CABPI), which is owned and funded 60% by CCEP and 40% by AEV, commensurate with the effective 60:40 ownership structure of CCBPI.

On 23 February 2024, CABPI acquired 100% of the beneficial ownership of Coca-Cola Beverages Philippines, Inc. (CCBPI) for a total consideration of US$1.68 billion (€1.55 billion), all of which was settled in cash upon completion. CABPI is determined to have economic substance and is identified as the accounting acquirer of CCBPI.

CCBPI is the authorised bottler and distributor of The Coca-Cola Company’s (TCCC) beverage brands in the Philippines. The Acquisition is a further step for the Group to create a more diverse footprint within its existing Australia, Pacific and Indonesia business segment. The transaction is aligned with the Group’s aim of driving sustainable growth through diversification and building scale.
The transaction is being accounted for under IFRS 3, “Business Combinations”, using the acquisition method. The initial accounting for the Acquisition is provisional at the end of the current reporting period. The Group is in a process of finalising the fair values for certain acquired assets, and is still gathering information about certain assumed liabilities based on facts that existed as at the date of acquisition. Accordingly, the Group has recognised provisional amounts for these items. During the measurement period, which will not extend beyond 22 February 2025, the Group will adjust the provisional amounts recognised at the acquisition date to reflect new information obtained about facts and circumstances that existed as at the acquisition date that, if known, would have affected the measurement of the amounts recognised as at that date.

The following table details the Euro equivalent consideration and provisional fair values of assets acquired and liabilities assumed:

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Total
€ million
Intangible assets	478
Property, plant and equipment	1,089
Investment property	46
Other non-current assets	47
Inventories	228
Amounts receivable from related parties	22
Trade accounts receivable	75
Other current assets	58
Cash and cash equivalents	19
Borrowings, less current portion	(7)
Employee benefit liabilities	(15)
Non-current provisions	(16)
Deferred tax liabilities	(173)
Other non-current liabilities	(17)
Current portion of borrowings	(61)
Current provisions	(29)
Current tax liabilities	(27)
Amounts payable to related parties	(55)
Trade and other payables	(383)
Net identifiable assets acquired	1,279
Non-controlling interest	(2)
Goodwill	270
Fair value of consideration	1,547

Intangible assets include both indefinite life and finite life intangible assets. Indefinite life intangible assets consist of the bottling agreement with TCCC (€440 million), which provide the Company with the exclusive rights to prepare, package, distribute and sell TCCC branded products in the territories in which it operates. Finite life intangible assets are comprised primarily of customer relationships.
The bottling agreement with TCCC and customer relationships have been provisionally valued using a multi-period excess earnings model, whereby the value of a specific intangible asset is estimated from the excess earnings after fair returns on all other assets employed have been deducted from the business’s after-tax operating earnings.
Goodwill of €270 million has been recognised in connection with the Acquisition, representing the excess of consideration transferred over the provisional fair values of the net identifiable assets acquired.
The goodwill is attributable to new growth opportunities, workforce and synergies of the combined business operations, and it is not expected to be deductible for tax purposes.
Property, plant and equipment has been provisionally valued using a variety of valuation techniques depending on the local market and considering the highest and best use of each asset. These techniques include capitalisation of comparable net market income, depreciated replacement cost and sales comparison approach. Included within Property, plant and equipment are right of use assets which have been provisionally valued at €9 million. A corresponding lease liability of €10 million is included within Borrowings.
The fair value of acquired trade accounts receivable, net is €75 million. The gross contractual amount related to these receivables is €77 million, of which €2 million is expected to be uncollectible.
From acquisition, CCBPI contributed revenue of €702 million and profit before tax of €41 million to the Group for the period to 28 June 2024. If the Acquisition had taken place at the beginning of the year, adjusted comparable revenue and profit before tax for CCEP for the six months ended 28 June 2024 would have been €970 million and €48 million, respectively.
Deal and integration costs of €11 million are included in administrative expenses in the Condensed Consolidated Interim Income Statement for the six months ended 28 June 2024. Cash payments for deal and integration costs are included in operating cash flows in the Condensed Consolidated Interim Statement of Cash Flows.

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Note 3
OPERATING SEGMENTS
Description of segments and principal activities
Following the acquisition of CCBPI, the Group reevaluated its segment reporting under IFRS 8, “Operating Segments”. The Group continues to derive its revenues through a single business activity, which is making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages. The acquisition of CCBPI has broadened the Group’s geographic footprint which now includes the Philippines, within its existing API business segment, from now on renamed APS (Australia, Pacific & South East Asia). The Group’s Board continues to be its Chief Operating Decision Maker (CODM), which allocates resources and evaluates performance of its operating segments based on volume, revenue and comparable operating profit. Comparable operating profit excludes items impacting the comparability of period over period financial performance.
The following table provides a reconciliation between reportable segment operating profit and consolidated profit before tax:

	Six Months Ended 28 June 2024			Six Months Ended 30 June 2023
	Europe	APS	Total	Europe	APS	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Revenue	7,279	2,549	9,828	7,105	1,872	8,977
Comparable operating profit[1]	979	317	1,296	924	241	1,165
Items impacting comparability[2]			(154)			5
Reported operating profit			1,142			1,170
Total finance costs, net			(87)			(63)
Non-operating items			(10)			(6)
Reported profit before tax			1,045			1,101
[1] Comparable operating profit includes comparable depreciation and amortisation of €290 million and €123 million for Europe and APS respectively, for the six months ended 28 June 2024. Comparable depreciation and amortisation charges for the six months ended 30 June 2023 totalled €272 million and €101 million, for Europe and APS respectively.
[2] Items impacting the comparability of period-over-period financial performance for 2024 primarily include restructuring charges of €95 million, €11 million of deal and integration costs related to the Acquisition, impairment charges of €12 million, and accelerated amortisation charges of €28 million. Items impacting the comparability for 2023 primarily include €53 million of other income related to the royalties arising from the ownership of certain mineral rights in Australia (€18 million) and the proceeds from the sale of sub-strata and associated mineral rights (€35 million), partially offset by restructuring charges of €51 million.

No single customer accounted for more than 10% of the Group’s revenue during the six months ended 28 June 2024 and 30 June 2023.

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Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Six Months Ended
	28 June 2024	30 June 2023
Revenue	€ million	€ million
Great Britain	1,594	1,570
Germany	1,540	1,458
Iberia[1]	1,570	1,541
France[2]	1,219	1,200
Belgium/Luxembourg	526	541
Netherlands	380	355
Norway	204	193
Sweden	207	207
Iceland	39	40
Total Europe	7,279	7,105
Australia	1,169	1,162
New Zealand and Pacific Islands	326	330
Indonesia and Papua New Guinea	352	380
Philippines	702	—
Total APS	2,549	1,872
Total CCEP	9,828	8,977
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.
Note 4
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of Shares in issue and outstanding during the period. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally share options, restricted stock units and performance share units. Share-based payment awards that are contingently issuable upon the achievement of specified market and/or performance conditions are included in the diluted earnings per share calculation based on the number of Shares that would be issuable if the end of the period was the end of the contingency period.
The following table summarises basic and diluted earnings per share calculations for the periods presented:

	Six Months Ended
	28 June 2024	30 June 2023
Profit after taxes attributable to equity shareholders (€ million)	797	854
Basic weighted average number of Shares in issue[1] (million)	460	458
Effect of dilutive potential Shares[2] (million)	—	1
Diluted weighted average number of Shares in issue[1] (million)	460	459
Basic earnings per share (€)	1.73	1.86
Diluted earnings per share (€)	1.73	1.86
[1] As at 28 June 2024 and 30 June 2023, the Group had 460,371,583 and 458,846,191 Shares, respectively, in issue and outstanding.
[2] For the six months ended 28 June 2024 and 30 June 2023, there were no outstanding options to purchase Shares excluded from the diluted earnings per share calculation. The dilutive impact of the remaining options outstanding, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.

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Note 5
INTANGIBLE ASSETS AND GOODWILL
The following table summarises the movement in net book value for intangible assets and goodwill during the six months ended 28 June 2024:

	Intangible assets	Goodwill
	€ million	€ million
Net book value as at 31 December 2023	12,395	4,514
Acquisition of CCBPI	478	270
Additions	68	—
Amortisation expense	(88)	—
Impairment	(10)	—
Transfers and reclassifications	(5)	—
Currency translation adjustments	51	7
Net book value as at 28 June 2024	12,889	4,791

During the first half of 2024, the Group recognized €10 million of impairment in relation to the Feral brand. The Group is in the process of selling the brand, which has been classified as an asset held for sale in the Group’s condensed consolidated interim statement of financial position as of 28 June 2024. The sale is expected to be consummated before the end of the year.
As part of its half year impairment indicators review, the Group reassessed the value in use assumptions for the Indonesia CGU. The Group estimates that a 1.1% reduction in the terminal growth rate or a 0.8% increase in the discount rate in this CGU, each in isolation, would eliminate existing headroom.

Note 6
PROPERTY, PLANT AND EQUIPMENT
The following table summarises the movement in net book value for property, plant and equipment during the six months ended 28 June 2024:

Total
€ million
Net book value as at 31 December 2023	5,344
Acquisition of CCBPI	1,089
Additions	388
Disposals	(7)
Impairment	(2)
Transfers to assets held for sale	(19)
Transfers to investment property	(33)
Depreciation expense	(360)
Other transfers and reclassifications	5
Currency translation adjustments	(23)
Net book value as at 28 June 2024[1]	6,382
[1] The net book value of property, plant and equipment includes right of use assets of €680 million of which €9 million was acquired as part of the Acquisition.
Note 7
INVESTMENT PROPERTY
Investment property consists of land and buildings held primarily for earning rental income, capital appreciation, or both. These properties are not used by the Group in the ordinary course of business. The Group applies the cost model for measuring investment property. Under the cost model, investment properties are initially recognized at cost. Subsequently, they are depreciated on a straight-line basis over their useful life (consistent with owner-occupied property).

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The following table summarises the movement in net book value for investment property during the six months ended 28 June 2024:

Total
€ million
Net book value as at 31 December 2023	—
Acquisition of CCBPI	46
Transfers from property, plant and equipment	33
Currency translation adjustments	(3)
Net book value as at 28 June 2024	76

As of 28 June 2024, and 31 December 2023, investment property values were €76 million and nil, respectively. The increase is primarily due to the properties acquired as part of the CCBPI business combination transaction (€46 million) and the transfer of some properties in APS and Great Britain from Property, plant & equipment to Investment property (€33 million).
No impairments were recognized during the first half of 2024.
Note 8
ASSETS HELD FOR SALE
Assets classified as held for sale as at 28 June 2024 and 31 December 2023 were €43 million and €22 million, respectively. These assets primarily consist of properties expected to be sold in the near future.
Note 9
FAIR VALUES AND FINANCIAL RISK MANAGEMENT
Fair Value Measurements
All assets and liabilities for which fair value is measured or disclosed in the condensed consolidated interim financial statements are categorised in the fair value hierarchy as described in our 2023 consolidated financial statements.
The fair values of the Group’s cash and cash equivalents, short term investments, trade accounts receivable, amounts receivable from related parties, trade and other payables, and amounts payable to related parties approximate their carrying amounts due to their short-term nature.
The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised in Level 2 of the fair value hierarchy as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. The total fair value of borrowings as at 28 June 2024 and 31 December 2023, was €11.2 billion and €10.6 billion, respectively. This compared to the carrying value of total borrowings as at 28 June 2024 and 31 December 2023 of €12.2 billion and €11.4 billion, respectively. Refer to Note 10 for further details regarding the Group’s borrowings.
The Group’s derivative assets and liabilities are carried at fair value, which is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument taking into account credit risk. The fair value of our derivative contracts (including forwards, options, cross-currency swaps and interest rate swaps) is determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward, and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource. As at 28 June 2024 and 31 December 2023, the total value of derivative assets was €178 million and €261 million, respectively. As at 28 June 2024 and 31 December 2023, the total value of derivative liabilities was €254 million and €268 million, respectively. During the period, €35 million of gains have been recorded within Other Comprehensive Income, primarily related to changes in fair value of commodity hedging instruments.
For assets and liabilities that are recognised in the condensed consolidated interim financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period. There have been no transfers between levels during the periods presented.
Financial Instruments Risk Management Objectives and Policies
The Group’s activities expose it to several financial risks including market risk, credit risk, and liquidity risk. Financial risk activities are governed by appropriate policies and procedures to minimise the uncertainties these risks create over the Group’s future cash flows. Such policies are developed and approved by the Group’s Treasury and Commodities Risk Committee through the authority provided to it by the Group’s Board of Directors. There have been no changes in the risk management policies since the year end.

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Note 10
BORROWINGS AND LEASES
Borrowings Outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	28 June 2024	31 December 2023
	€ million	€ million
Non-current:
Euro denominated bonds[4]	8,076	8,428
Foreign currency bonds (swapped into Euro)[1]	466	451
Australian dollar denominated bonds	340	338
Foreign currency bonds (swapped into Australian dollar or New Zealand dollar)[1], [4]	328	337
PHP Term loan due 2034[5]	373	—
Lease obligations	548	542
Total non-current borrowings	10,131	10,096

Current:
Euro denominated bonds[2]	350	500
Foreign currency bonds (swapped into Euro)[1], [3]	—	588
Australian dollar denominated bonds	—	62
PHP 3.5 billion 6% Loan 2025[6]	56	—
Euro commercial paper[7]	1,133	—
Bank overdrafts[8]	334	—
Lease obligations	148	150
Total current borrowings	2,021	1,300
[1] Cross currency swaps are used by the Group to swap foreign currency bonds into the required local currency.
[2] In May 2024, the Group repaid on maturity the outstanding amount related to the €500 million 1.125% Notes 2024.
[3] In May 2024, the Group repaid on maturity the outstanding amount related to the $650 million 0.8% Notes due 2024.
[4] Some bonds are designated in full or partially in a fair value hedge relationship.
[5] In February 2024, in connection with the Acquisition, the Group entered into a term loan facility agreement with the Bank of Philippine Islands. A term loan facility in an aggregate amount of US$500 million was made available under the agreement to be utilised in PHP. On 20 February 2024, the Group drew down a PHP 23.5 billion (US$420 million) loan under the facility with a maturity date of 20 February 2034. The vast majority of the balance (90% of the total principal amount) is repayable in full upon maturity. In April 2024, the remaining undrawn portion of this facility was subsequently cancelled.
[6] Included within the Group's borrowings as at 28 June 2024 is a short term loan denominated in PHP assumed as part of the Acquisition.
[7] During the 6 month period ending 28 June 2024, the Group issued €4,778 million and repaid €3,645 million Euro commercial paper. During the 6 month period ending 30 June 2023, the Group issued €3,914 million and repaid €3,371 million Euro commercial paper. The issuance net of repayments of Euro commercial paper is presented as changes in short-term borrowings in our condensed consolidated interim statement of cash flows.
[8] Included within bank overdrafts is €334 million in relation to a notional pooling arrangement for which an offsetting agreement is in place but does not meet the criteria for net presentation on the condensed consolidated interim statement of financial position. A corresponding amount is also shown in cash and cash equivalents.
Note 11
EQUITY
Share Capital
As at 28 June 2024, the Company had issued and fully paid 460,371,583 Shares. Shares in issue have one voting right each and no restrictions related to dividends or return of capital. The share capital increased during the six months ended 28 June 2024 from the issue of 1,170,765 Shares, following the exercise of share-based payment awards.
Dividends
During the first six months of 2024, the Board declared a first half dividend of €0.74 per share, which was paid on 23 May 2024. During the first six months of 2023, the Board declared a first half dividend of €0.67 per share, which was paid on 25 May 2023.

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Non-controlling interests
Non-controlling interests are primarily comprised of the following event:
A non-controlling interest (NCI) of €468 million has been recognized in connection with Aboitiz Equity Ventures Inc. (AEV) 40% ownership of CCEP Aboitiz Beverages Philippines, Inc. (CABPI), the accounting acquirer of CCBPI (refer to Note 2 for further details). The Group measured the non-controlling interest in CABPI based on their proportionate share of net assets. The Group recognises changes in NCI based upon post-Acquisition results of the year and movements in reserves.
Note 12
RELATED PARTY TRANSACTIONS
For the purpose of these condensed consolidated interim financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.
Transactions with The Coca-Cola Company (TCCC)
The principal transactions with TCCC are for the purchase of concentrate, syrup and finished goods. The following table summarises the transactions with TCCC that directly impacted the condensed consolidated interim income statement for the periods presented:

	Six Months Ended
	28 June 2024	30 June 2023
	€ million	€ million
Amounts affecting revenue[1]	68	68
Amounts affecting cost of sales[2]	(2,332)	(2,099)
Amounts affecting operating expenses[3]	(1)	5
Total net amount affecting the consolidated income statement	(2,265)	(2,026)
[1] Amounts principally relate to fountain syrup and packaged product sales.
[2] Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice as well as funding for marketing programmes.
[3] Amounts principally relate to certain costs associated with new product development initiatives and reimbursement of certain marketing expenses.
The following table summarises the transactions with TCCC that impacted the consolidated statement of financial position as at the dates presented:

	28 June 2024	31 December 2023
	€ million	€ million
Amount due from TCCC	116	101
Amount payable to TCCC	415	229
Acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI)
On 23 February 2024, the joint acquisition of CCBPI was successfully consummated for a total consideration of US$1.68 billion (€1.55 billion), all of which was settled in cash upon completion. The Group’s share of the total consideration was US$1.0 billion (€930 million), commensurate with the effective 60:40 ownership structure of CCBPI. The transaction has been accounted for under IFRS 3 “Business Combinations”, using the acquisition method of accounting. Refer to Note 2 for further detail on the acquisition of CCBPI.
Refer to Note 14 for details regarding commitments made to TCCC.

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Transactions with Cobega companies
The principal transactions with Cobega are for the purchase of juice concentrate and packaging materials. The following table summarises the transactions with Cobega that directly impacted the condensed consolidated interim income statement for the periods presented:

	Six Months Ended
	28 June 2024	30 June 2023
	€ million	€ million
Amounts affecting revenues[1]	1	1
Amounts affecting cost of sales[2]	(35)	(40)
Amounts affecting operating expenses[3]	(6)	(9)
Total net amount affecting the consolidated income statement	(40)	(48)
[1] Amounts principally relate to packaged product sales.
[2] Amounts principally relate to the purchase of packaging materials.
[3] Amounts principally relate to maintenance and repair services and transportation.
The following table summarises the transactions with Cobega that impacted the consolidated statement of financial position as at the dates presented:

	28 June 2024	31 December 2023
	€ million	€ million
Amount due from Cobega	8	16
Amount payable to Cobega	25	22
Transactions with Other Related Parties
For the six months ended 28 June 2024 and 30 June 2023 the Group recognised charges in cost of sales of €104 million and €88 million, respectively, in connection with transactions that have been entered into with joint ventures, associates and other related parties predominantly for the purchase of resin as well as container deposit scheme charges in Australia.
Transactions with joint ventures, associates and other related parties that impacted the condensed consolidated interim statement of financial position as at 28 June 2024 include €5 million in amounts receivable from related parties and €10 million in amounts payable to related parties, respectively. As at 31 December 2023 amounts receivable from related parties and amounts payable to related parties included €6 million and €19 million respectively related to transactions with joint ventures, associates and other related parties.
Following CCBPI acquisition, there are two post-employment defined benefit plan entities (Coca-Cola Bottlers Philippines, Inc. Retirement plan and Philippine Beverage Partners, Inc. Retirement Plan) that are considered related parties to the Group. There are no material transactions for the six months ended 28 June 2024 and no material balances as at as at 28 June 2024.
Note 13
TAXES
Income Tax expense
Taxes on income in interim periods are accrued using the tax rate that would be applicable to the expected total annual profit or loss.
The effective tax rate (ETR) was 22% for the six months ended 28 June 2024 and 30 June 2023, respectively, and 24% for the year ended 31 December 2023. The ETR has been calculated by applying the weighted average annual ETR, excluding discrete items, of 27% and 25% to the profit before tax for the six months ended 28 June 2024 and 30 June 2023, respectively.
The ETR of 22% which is lower than statutory UK rate of 25% reflects the impact of having operations outside the UK which are taxed at rates other than the statutory UK rate and adjustments made in respect of prior periods.

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The following table summarises the major components of income tax expense for the periods presented:

	28 June 2024	30 June 2023
	€ million	€ million
Current income tax:
Current income tax charge	289	278
Adjustment in respect of current income tax from prior periods	(47)	(9)
Total current tax	242	269
Deferred tax:
Relating to the origination and reversal of temporary differences	(12)	(2)
Adjustment in respect of deferred income tax from prior periods	—	(20)
Relating to changes in tax rates or the imposition of new taxes	4	—
Total deferred tax	(8)	(22)
Income tax charge per the consolidated income statement	234	247
Tax Provisions
The Group is routinely under audit by tax authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty related to these tax matters that it believes appropriately reflect its risk. As at 28 June 2024, €240 million (31 December 2023: €175 million) of these provisions is included in current tax liabilities and the remainder is included in non-current tax liabilities.
The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax matters, it is possible that at some future date, liabilities resulting from audits or litigation could vary significantly from the Group’s provisions. When an uncertain tax liability is regarded as probable, it is measured on the basis of the Group’s best estimate.
The Group has received tax assessments in certain jurisdictions for potential tax related to the Group’s purchases of concentrate. The value of the Group’s concentrate purchases is significant, and therefore, the tax assessments are substantial. The Group strongly believes the application of tax has no technical merit based on applicable tax law, and its tax position would be sustained. Accordingly, the Group has not recorded a tax liability for these assessments and is vigorously defending its position against these assessments.
Global Minimum Top-Up Tax
On 12 May 2023, the International Accounting Standards Board (“the IASB”) issued International Tax Reform - Pillar Two Model Rules – Amendments to IAS 12 (“the Amendments“). The Amendments introduce a mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the implementation of the OECD’s Pillar Two Model Rules.
Pillar Two legislation was enacted in the UK on 11 July 2023, under Finance (No 2) Act 2023, and was effective from 1 January 2024.
The Group has applied the exception under the IAS 12 amendment to recognising and disclosing information about deferred tax assets and liabilities related to top-up tax in preparing its condensed consolidated interim financial statements as of the six-month period ended 28 June 2024.
The Group is in scope of the Pillar Two tax legislation and expects to be subject to top-up tax in relation to its operations in a few countries. Based on a preliminary assessment, no material liability has been recognised in these financial statements.

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Note 14
PROVISIONS, COMMITMENTS AND CONTINGENCIES
The following table summarises the movement of provisions for the periods presented:

	Restructuring Provision	Other Provisions[1]	Total
	€ million	€ million	€ million
Balance as at 31 December 2023	116	43	159
Acquisition of CCBPI	3	42	45
Charged/(credited) to profit or loss:
Additional provisions recognised	80	5	85
Unused amounts reversed	(3)	(4)	(7)
Utilised during the period	(36)	(3)	(39)
Balance as at 28 June 2024	160	83	243
[1] Other provisions primarily relate to decommissioning provisions, property tax assessment provisions and legal reserves.
Restructuring programmes
In November 2022, the Group announced a new efficiency programme to be delivered by the end of 2028. This programme focusses on further supply chain efficiencies, leveraging global procurement and a more integrated shared service centre model, all enabled by next generation technology including digital tools and data and analytics.
During the first half of 2024, as part of this efficiency programme, the Group announced restructuring proposals resulting in €95 million of recognised costs primarily related to expected severance payments.
Guarantees
As of 28 June 2024, the Group has issued guarantees to third parties of €875 million (31 December 2023: €1,164 million), primarily relating to ongoing litigations and tax matters in certain territories. No significant additional liabilities in the accompanying condensed consolidated interim financial statements are expected to arise from the guarantees issued.
Commitments
As a result of the Acquisition, the Group assumed €27 million related to non-cancellable purchase agreements with various suppliers that are enforceable and legally binding, and that specify a fixed or minimum quantity that we must purchase. In addition, the Group also assumed outstanding capital expenditure purchase orders of approximately €29 million related to the Acquisition.

During the first half of 2024, the Group made a commitment to TCCC to invest €167 million with Microsoft for Azure cloud migration services over a 6 years term. A further €25 million has been committed to Infosys, who will act as a supporting partner. In addition, the Group committed to €141 million of third party warehouse logistics investment in GB.
There have been no other significant changes in commitments since 31 December 2023.
Contingencies
As a result of the Acquisition, the Group recognised a provision of €42 million related to various legal proceedings, measured on a provisional basis.
There have been no other significant changes in contingencies since 31 December 2023.
Refer to Note 22 of the 2023 consolidated financial statements for further details about the Group’s guarantees, commitments and contingencies.
Note 15
OTHER INCOME
For the six months ended 28 June 2024 and 30 June 2023, other income totalled nil and €53 million, respectively.
During the first half of 2023, the Group recognised €18 million of royalty income arising from the ownership of mineral rights in Queensland, Australia. On 7 March 2023, the Group entered into an agreement to sell the sub-strata and associated mineral rights. Upon regulatory approval, the transaction was consummated in April 2023. The total consideration approximated €35 million.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: 7 August 2024	By:	/s/ Ed Walker
	Name:	Ed Walker
	Title:	Chief Financial Officer